082-04527


10015412

Shin Satellite Public Co Ltd

ARLS 12-31-09

~~Thaicom Public Company Limited~~ and its Subsidiaries

Annual financial statements
and
Audit report of Certified Public Accountant

For the years ended
31 December 2009 and 2008

Audit report of Certified Public Accountant

To the shareholders of Thaicom Public Company Limited

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2009 and 2008, and the related statements of income, changes in equity and cash flows for the years then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Thaicom Public Company Limited and its subsidiaries, and of Thaicom Public Company Limited, respectively, in accordance with generally accepted accounting principles.

(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
19 February 2010

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

Assets	Note	Consolidated financial statements 2009	Consolidated financial statements 2008	Separate financial statements 2009	Separate financial statements 2008
			(in Baht)		
Current assets					
Cash and cash equivalents	*5*	797,638,777	1,173,334,744	158,252,974	620,544,092
Trade accounts receivable and accrued income	*6*	1,046,554,872	917,861,985	882,331,498	849,701,474
Amounts due from related parties	*4*	1,102,376	70,878,988	100,684,581	84,579,767
Short-term loans and advance to subsidiaries	*4*	-	-	334,075,920	168,804,735
Inventories	*7*	431,125,212	543,671,024	274,918,812	343,818,356
Prepaid insurance		103,384,880	139,262,486	100,552,164	136,388,480
Other current assets	*8*	266,832,992	218,067,654	90,910,635	118,014,457
Total current assets		**2,646,639,109**	**3,063,076,881**	**1,941,726,584**	**2,321,851,361**
Non-current assets					
Investments in subsidiaries, jointly - controlled entities and associate	*9*	418,505,173	380,790,978	813,500,645	795,788,595
Long-term loan to another company	*10*	-	10,701,690	-	10,701,690
Property and equipment	*11*	6,045,849,391	5,515,249,408	1,235,904,614	1,405,718,442
Property and equipment under operating agreements	*12*	15,527,787,930	17,069,059,662	15,527,787,930	17,069,059,662
Deferred charges	*12*	57,465,742	10,064,887	55,117,006	8,458,123
Intangible assets	*12*	1,208,068,765	1,281,313,510	1,031,265,654	1,087,058,754
Deferred tax assets	*13*	868,080,777	569,776,054	763,183,772	439,250,230
Other non-current assets	*14*	630,883,725	521,226,492	598,705,233	490,340,891
Total non-current assets		**24,756,641,503**	**25,358,182,681**	**20,025,464,854**	**21,306,376,387**
Total assets		**27,403,280,612**	**28,421,259,562**	**21,967,191,438**	**23,628,227,748**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

		Consolidated financial statements		Separate financial statements	
Liabilities and equity	*Note*	2009	2008	2009	2008
			(in Baht)		
Current liabilities					
Short-term loans from financial institutions	*15*	81,337,973	296,201,798	73,819,689	-
Trade accounts payable	*16*	462,049,412	517,059,794	267,388,162	300,080,163
Accounts payable - property and equipment		152,078,107	215,771,027	21,817,849	12,512,777
Amounts due to related parties	*4*	7,006,628	5,931,869	44,422,326	25,474,421
Current portion of long-term loans	*15*	635,848,976	1,292,422,169	2,369,376	1,134,913,275
Advance receipts from customers		197,059,208	193,765,223	44,467,097	42,850,084
Accrued operating agreement fee		646,054,457	559,545,080	545,652,570	474,984,745
Accrued expenses		232,547,234	242,902,049	143,775,427	160,922,845
Income tax payable		111,220,668	69,394,844	-	-
Other current liabilities	*17*	169,122,324	149,933,979	81,488,649	83,795,795
Total current liabilities		**2,694,324,987**	**3,542,927,832**	**1,225,201,145**	**2,235,534,105**
Non-current liabilities					
Long-term accounts payable					
- property and equipment		761,252,273	816,746,710	-	-
Long-term loans	*15*	8,072,038,517	7,721,405,388	6,982,051,488	6,868,278,472
Deferred tax liabilities	*13*	145,589,152	139,530,863	-	-
Other non-current liabilities		104,265,578	97,404,453	87,660,724	81,468,859
Total non-current liabilities		**9,083,145,520**	**8,775,087,414**	**7,069,712,212**	**6,949,747,331**
Total liabilities		**11,777,470,507**	**12,318,015,246**	**8,294,913,357**	**9,185,281,436**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Balance sheets

As at 31 December 2009 and 2008

Liabilities and equity	Note	Consolidated financial statements 2009	Consolidated financial statements 2008	Separate financial statements 2009	Separate financial statements 2008
			(in Baht)		
Equity					
Share capital	*18*				
Authorised share capital		5,660,411,500	5,660,411,500	5,660,411,500	5,660,411,500
Issued and paid-up share capital		5,479,687,700	5,479,687,700	5,479,687,700	5,479,687,700
Additional paid-in capital					
Premium on ordinary shares	*19*	4,301,989,672	4,301,989,672	4,301,989,672	4,301,989,672
Unrealised profit on changes on shareholding in a subsidiary and an associate		349,347,698	346,224,720	-	-
Currency translation differences		(108,967,271)	(101,247,548)	-	-
Retained earnings					
Appropriated					
Legal reserve	*19*	413,853,344	413,853,344	413,853,344	413,853,344
Unappropriated		5,146,786,449	5,618,015,334	3,476,747,365	4,247,415,596
Total equity attributable to equity holders of the Company		**15,582,697,592**	**16,058,523,222**	**13,672,278,081**	**14,442,946,312**
Minority interests		43,112,513	44,721,094	-	-
Total equity		**15,625,810,105**	**16,103,244,316**	**13,672,278,081**	**14,442,946,312**
Total liabilities and equity		**27,403,280,612**	**28,421,259,562**	**21,967,191,438**	**23,628,227,748**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of income

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements 2009	Consolidated financial statements 2008	Separate financial statements 2009	Separate financial statements 2008
			(in Baht)		
Revenues	*4*				
Revenues from sale of goods and rendering of services		7,188,364,004	7,012,968,141	3,972,418,178	4,285,313,402
Dividend income		-	-	83,941,277	-
Other income	*21*	31,623,391	67,992,778	91,020,252	120,843,953
Net foreign exchange gain		465,108,917	-	337,625,387	-
Total revenues		**7,685,096,312**	**7,080,960,919**	**4,485,005,094**	**4,406,157,355**
Expenses	*4*				
Cost of sale of goods and rendering of services		5,589,273,470	5,279,772,551	3,518,574,146	4,010,132,357
Operating agreements fee		538,625,427	485,731,245	476,126,911	425,220,009
Selling expenses		224,380,281	242,198,137	75,003,458	116,501,880
Administrative expenses		908,560,914	1,006,808,902	450,510,310	759,808,639
Directors and management benefit expenses		44,142,251	111,180,676	43,606,497	110,650,000
Net foreign exchange loss		-	369,311,152	-	280,321,740
Total expenses		**7,304,982,343**	**7,495,002,663**	**4,563,821,322**	**5,702,634,625**
Share of profit of associates	*9*	124,627,213	67,204,519	-	-
Profit (loss) before finance costs and income tax expense		**504,741,182**	**(346,837,225)**	**(78,816,228)**	**(1,296,477,270)**
Finance costs		(1,087,395,748)	(625,949,490)	(1,015,785,545)	(549,112,244)
Loss before income tax expense		**(582,654,566)**	**(972,786,715)**	**(1,094,601,773)**	**(1,845,589,514)**
Income tax expense	*24*	111,732,540	261,216,625	323,933,542	404,753,002
Loss for the year		**(470,922,026)**	**(711,570,090)**	**(770,668,231)**	**(1,440,836,512)**
Profit (loss) attributable to:					
Equity holders of the Company		(471,228,885)	(713,186,307)	-	-
Minority interests		306,859	1,616,217	-	-
Loss for the year		**(470,922,026)**	**(711,570,090)**	**(770,668,231)**	**(1,440,836,512)**
Loss per share	*26*				
Basic		(0.43)	(0.65)	(0.70)	(1.32)
Diluted		(0.43)	(0.65)	(0.70)	(1.32)

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
Statements of changes in equity
For the years ended 31 December 2009 and 2008

					Consolidated financial statements					
			Additional paid-in capital	Unrealised surpluses (deficits)		Retained earnings				
				Cumulative				Total equity		
		Issued and		gain on dilution	Currency			attributable to		
		paid-up	Share	of investment in	translation			equity holders	Minority	Total
	Note	share capital	premium	a subsidiary	differences	Legal reserve	Unappropriated	of the Company	interests	equity
						(in Baht)				
Balance at 1 January 2008		**5,461,094,470**	**4,297,233,530**	**346,224,720**	**(207,203,715)**	**413,853,344**	**6,331,201,641**	**16,642,403,990**	**41,768,816**	**16,684,172,806**
Translation gain relating to financial statements of foreign operations		-	-	-	105,956,167	-	-	105,956,167	1,336,061	107,292,228
Net income recognised directly in equity		-	-	-	105,956,167	-	-	105,956,167	1,336,061	107,292,228
Profit (loss) for the year		-	-	-	-	-	(713,186,307)	(713,186,307)	1,616,217	(711,570,090)
Total recognised income and expense		-	-	-	**105,956,167**	-	**(713,186,307)**	**(607,230,140)**	**2,952,278**	**(604,277,862)**
Issue of ordinary shares	*18*	18,593,230	4,756,142	-	-	-	-	23,349,372	-	23,349,372
Balance at 31 December 2008		**5,479,687,700**	**4,301,989,672**	**346,224,720**	**(101,247,548)**	**413,853,344**	**5,618,015,334**	**16,058,523,222**	**44,721,094**	**16,103,244,316**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

		Consolidated financial statements								
			Additional paid-in capital	Unrealised surpluses (deficits)		Retained earnings				
	Note	Issued and paid-up share capital	Share premium	Cumulative gain on dilution of investment in a subsidiary	Currency translation differences	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company	Minority interests	Total equity
						(in Baht)				
Balance at 1 January 2009		**5,479,687,700**	**4,301,989,672**	**346,224,720**	**(101,247,548)**	**413,853,344**	**5,618,015,334**	**16,058,523,222**	**44,721,094**	**16,103,244,316**
Unrealised gain from decrease in shareholding in an associate		-	-	3,122,978	-	-	-	3,122,978	-	3,122,978
Translation loss relating to financial statements of foreign operations		-	-	-	(7,719,723)	-	-	(7,719,723)	(1,915,440)	(9,635,163)
Net income (expense) recognised directly in equity		-	-	3,122,978	(7,719,723)	-	-	(4,596,745)	(1,915,440)	(6,512,185)
Profit (loss) for the year		-	-	-	-	-	(471,228,885)	(471,228,885)	306,859	(470,922,026)
Balance at 31 December 2009		**5,479,687,700**	**4,301,989,672**	**349,347,698**	**(108,967,271)**	**413,853,344**	**5,146,786,449**	**15,582,697,592**	**43,112,513**	**15,625,810,105**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

		Separate financial statements				
			Additional paid-in capital	Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in Baht)		
Balance at 1 January 2008		**5,461,094,470**	**4,297,233,530**	**413,853,344**	**5,688,252,108**	**15,860,433,452**
Loss for the year		-	-	-	(1,440,836,512)	(1,440,836,512)
Total recognised expense		-	-	-	(1,440,836,512)	(1,440,836,512)
Issue of ordinary shares	*18*	18,593,230	4,756,142	-	-	23,349,372
Balance at 31 December 2008		**5,479,687,700**	**4,301,989,672**	**413,853,344**	**4,247,415,596**	**14,442,946,312**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of changes in equity

For the years ended 31 December 2009 and 2008

		Separate financial statements				
			Additional paid-in capital	Retained earnings		
	Note	Issued and paid-up share capital	Share premium	Legal reserve	Unappropriated	Total equity attributable to equity holders of the Company
				(in Baht)		
Balance at 1 January 2009		**5,479,687,700**	**4,301,989,672**	**413,853,344**	**4,247,415,596**	**14,442,946,312**
Loss for the year		-	-	-	(770,668,231)	(770,668,231)
Balance at 31 December 2009		**5,479,687,700**	**4,301,989,672**	**413,853,344**	**3,476,747,365**	**13,672,278,081**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
			(in Baht)		
Cash flows from operating activities					
Loss for the year		(471,228,885)	(713,186,307)	(770,668,231)	(1,440,836,512)
Adjustments for					
Depreciation of property and equipment	*11*	1,102,348,637	700,768,236	373,194,838	348,644,549
Amortisation of property and equipment under operating agreements	*12*	1,541,525,781	1,712,453,116	1,541,525,781	1,712,453,116
Amortisation of deferred charges	*12*	13,913,891	3,663,734	12,692,993	2,309,139
Amortisation of intangible assets	*12*	114,476,240	118,300,129	101,584,591	100,647,693
Interest income	*21*	(18,665,373)	(50,974,654)	(18,118,454)	(50,764,131)
Finance cost		592,700,493	516,493,076	521,090,290	439,655,830
Unrealised (gain) loss on exchange rate		103,846,624	240,844,553	(41,803)	299,518,992
Realised gain on exchange rate		(401,652,661)	(952,320)	(382,997,033)	(952,320)
Amortisation of borrowing costs	*15*	494,695,255	109,456,414	494,695,255	109,456,414
(Reversal of) allowance for doubtful accounts	*6*	(86,813,678)	150,724,490	(108,342,142)	127,550,092
Profit (loss) on minority interest		306,859	(1,616,217)	-	-
Allowance for obsolete inventory		23,870,136	28,302,705	25,019,665	18,433,953
Gain on disposal of property and equipment		(15,616,383)	(943,236)	(1,370,842)	(943,229)
Write-off property and equipment	*11*	15,562,619	20,562,782	662,771	715,945
Write-off deferred changes	*12*	7,884,202	6,636,651	7,884,202	6,636,651
Share of profits of associate	*9*	(124,627,213)	(67,204,519)	-	-
Investment value adjustment	*9*	-	-	-	121,373,338
Income tax expense	*24*	(111,732,539)	(261,216,625)	(323,933,542)	(404,753,002)
		2,780,794,005	2,512,112,008	1,472,878,339	1,389,146,518
Changes in operating assets and liabilities					
Trade accounts receivable and accrued income		(41,879,209)	(137,179,524)	75,712,118	(194,723,427)
Amounts due from related parties		2,249,615	(54,303,711)	(16,104,814)	(6,379,476)
Inventories		105,828,203	(32,261,490)	20,884,000	14,182,231
Prepaid insurance		35,877,607	11,723,205	35,836,316	12,693,758
Other current assets		5,376,174	57,800,049	75,503,848	54,102,535
Other non-current assets		(85,391,668)	(28,350,109)	(84,098,776)	(51,619,856)
Trade accounts payable		(55,010,382)	3,170,582	(32,692,001)	(50,536,685)
Amounts due to related parties		1,074,759	(7,807,857)	18,947,905	4,906,869
Advance receipts from customers		21,296,369	16,027,406	1,617,013	(52,863,900)
Accrued operating agreement fee		86,509,378	29,749,999	70,667,825	18,624,575
Accrued expenses		(8,465,971)	40,286,734	(17,276,528)	(3,121,564)
Other current liabilities		1,185,961	(45,060,552)	(2,307,147)	(44,213,268)
Other non-current liabilities		6,862,076	11,956,926	6,191,868	3,404,556
Interest received		20,874,797	90,028,899	26,069,363	86,741,444
Interest paid		(577,919,681)	(536,672,600)	(504,291,524)	(459,188,861)
Income tax paid		(219,304,572)	(174,496,339)	(80,616,501)	(74,647,252)
Net cash provided by operating activities		**2,079,957,461**	**1,756,723,626**	**1,066,921,304**	**646,508,197**

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries

Statements of cash flows

For the years ended 31 December 2009 and 2008

	Note	Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
		(in Baht)			
Cash flows from investing activities					
Dividends received from associate	*9 f), m)*	157,562,994	107,542,993	-	-
Payment of property and equipment		(1,105,574,460)	(754,299,096)	(200,945,945)	(180,325,038)
Payment for property and equipment under operating agreements		(140,282)	-	(140,282)	-
Proceeds from sale of property and equipment		22,560,263	1,080,573	3,298,785	1,080,573
Income tax paid from gain on sale of investment		-	(1,289,998,110)	-	(1,289,998,110)
Short-term loans and advance to related company		-	-	(164,685,116)	28,126,042
Payments for deferred charges		(42,037,544)	(1,016,295)	(40,074,674)	-
Purchase of intangible assets		(46,631,492)	(91,494,914)	(45,791,492)	(27,407,092)
Net cash outflow on acquisition of subsidiaries	*9 a), g), j)*	-	-	(17,712,050)	(12,100,870)
Receipts from sale of long-term investment	*9 h), m)*	-	187,574,993	-	-
Net cash used in investing activities		**(1,014,260,521)**	**(1,840,609,856)**	**(466,050,774)**	**(1,480,624,495)**
Cash flows from financing activities					
Proceeds from issue of ordinary shares	*18*	-	23,349,372	-	23,349,372
Proceeds from short-term borrowings	*15*	90,869,123	130,261,258	73,350,839	-
Proceeds from long-term borrowings, net of finance cost	*15*	7,269,612,987	298,138,738	6,977,344,918	3,084,112
Repayments of short-term borrowings	*15*	(303,961,630)	(185,118,714)	-	-
Repayments of long-term borrowings	*15*	(8,497,837,971)	(1,431,154,615)	(8,113,781,989)	(652,165,988)
Net cash used in financing activities		**(1,441,317,491)**	**(1,164,523,961)**	**(1,063,086,232)**	**(625,732,504)**
Net decrease in cash and cash equivalents		**(375,620,551)**	**(1,248,410,191)**	**(462,215,702)**	**(1,459,848,802)**
Cash and cash equivalents at beginning of year		1,173,334,744	2,428,508,905	620,544,092	2,087,156,864
Effects of exchange rate changes on balances held in foreign currencies		(75,416)	(6,763,970)	(75,416)	(6,763,970)
Cash and cash equivalents at end of year	*5*	**797,638,777**	**1,173,334,744**	**158,252,974**	**620,544,092**
Supplementary information for cash flows					
Income tax paid		219,304,572	1,464,494,449	80,616,501	1,364,645,362
Non-cash transactions					
Acquisition of property and equipment by issue of debt		696,251,499	943,465,404	17,984,757	3,577,325
Dividend income		-	-	83,941,277	-

The accompanying notes are an integral part of these financial statements.

Thaicom Public Company Limited and its Subsidiaries
Notes to the financial statements
For the years ended 31 December 2009 and 2008

Note	Contents
1	General information
2	Basis of preparation of the financial statements
3	Significant accounting policies
4	Related party transactions and balances
5	Cash and cash equivalents
6	Trade accounts receivable and accrued income
7	Inventories
8	Other current assets
9	Investments in subsidiaries, jointly-controlled entities and associates
10	Long-term loan to another company
11	Property and equipment
12	Property and equipment under agreements for operation, deferred charges and intangible assets
13	Deferred tax
14	Other non-current assets
15	Interest-bearing liabilities
16	Trade accounts payable
17	Other current liabilities
18	Share capital and warrants
19	Additional paid-in capital and reserves
20	Segment information
21	Other income
22	Expenses by nature
23	Provident funds
24	Income tax expense
25	Promotional privileges
26	Loss per share
27	Financial instruments
28	Commitments with non-related parties
29	Contingent liabilities
30	Other event
31	Events after the reporting period
32	Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) not yet adopted
33	Reclassification of accounts

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the directors on 19 February 2010

1 General information

Thaicom Public Company Limited, the "Company", is incorporated in Thailand and has its registered office at 414 Phaholyotin Road, Samsen Nai, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in January 1994.

The Company's major shareholder was Shin Corporation Public Company Limited (41.14% shareholding) which is incorporated in Thailand.

The Company, its subsidiaries, associate, and jointly controlled entities (Collectively referred to as "the Group") are primarily involved in transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, Internet data center services, Internet services, satellite uplink-downlink services, printing and publishing of business telephone directories, banner advertising, telephone network services, mobile contents, and engineering and development services on communication technology and electronics, which are mainly operated under agreements for operation.

The Group has operations in 10 countries; Thailand, Singapore, Cambodia, Lao PDR, Australia, New Zealand, the United States of America, Mauritius, the British Virgin Islands and Japan.

The Company obtained agreements for operation from the Ministry of Transport and Communications for a period of 30 years to operate and administer satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a 30-year period, service charges from users of the transponders. These agreements for operation have been transferred to the Ministry of Information Communication and Technology and will expire in 2021.

Details of the Company's subsidiaries and jointly controlled entities as at 31 December 2009 and 2008 were as follows:

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%) 2009	Ownership Interest (%) 2008
Direct subsidiaries				
DTV Service Company Limited	Providing meeting center via internet and broadband content services and sale of direct television equipment	Thailand	100	100
iPSTAR Company Limited	Providing iPSTAR transponder services	The British Virgin Islands	99.68	99.68
Star Nucleus Company Limited	Providing broadband technological services via iPSTAR satellite	The British Virgin Islands	70	70

Name of the entity	Type of business	Country of incorporation	Ownership Interest (%)	
			2009	2008
Spacecode LLC	Providing engineering and development services, technology and electronics	The United States of America	70	70
IPSTAR International Pte Limited	Providing iPSTAR transponder services	Singapore	100	100
IPSTAR Global Services Company Limited	Providing iPSTAR transponder service	Mauritius	100	100
Cambodian DTV Network Limited	Sale of direct television equipment	Cambodia	100	100
Indirect subsidiaries				
Subsidiary of DTV Service Company Limited				
NTU (Thailand) Company Limited	Provide organizing services related to conduct training, educational seminar and spread the various kind of knowledge.	Thailand	88.52	88.52
Subsidiaries of iPSTAR Company Limited				
IPSTAR Australia Pty Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in Australia.	Australia	100	100
IPSTAR New Zealand Company Limited	Sale of user terminal of iPSTAR and providing iPSTAR transponder services in New Zealand	New Zealand	100	100
Jointly-controlled entities				
Shenington Investments Pte Limited	Holding company for investment in international telecommunications	Singapore	51	51
Subsidiaries of Shenington Investments Pte Limited				
Mfone Company Limited	Providing fixed line, mobile phone and Internet services	Cambodia	51	51
Jointly- controlled of Shenington Investments Pte Limited				
Lao Telecommunications Company Limited	Providing fixed line, mobile phone, public phone, public international facilities and Internet services	Lao PDR	24.99	24.99

2 Basis of preparation of the financial statements

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

On 15 May 2009, the FAP announced (Announcement No. 12/2009) the re-numbering of TAS to the same numbers as the International Accounting Standards ("IAS") on which the TAS/TFRS are based.

The Group has adopted the following revised TAS/TFRS and accounting guidance which were issued by the FAP during 2008 and 2009 and effective for annual accounting periods beginning on or after 1 January 2009:

TAS 36 (revised 2007)	Impairment of Assets
TFRS 5 (revised 2007)	Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)

Framework for the Preparation and Presentation of Financial Statements (revised 2007) (effective on 26 June 2009)

Accounting Guidance about Leasehold Right (effective on 26 June 2009)

Accounting Guidance about Business Combination under Common Control

The adoption of these revised TAS/TFRS and accounting guidance does not have any material impact on the consolidated or separate financial statements.

The FAP has issued during 2009 a number of new and revised TAS/TFRS which are not currently effective and have not been adopted in the preparation of these financial statements. These new and revised TAS/TFRS are disclosed in note 32.

The financial statements are presented in Thai Baht, rounded in the notes to the financial statements to the nearest thousand unless otherwise stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements is as follows:

- The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments (note 6).
- Net realisable value of inventory is estimated by the expected selling price, less relevant expenses (note 7).
- The estimated useful lives of fixed assets including building, property and equipment, property and equipment under operating agreements and intangible assets are based on future economic benefits of assets or, if it is shorter, the lease term (note 11 and 12).
- The measurement of the recoverable amounts of building, property and equipment, property and equipment under operating agreements and intangible assets containing goodwill is assessed by the net present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher (note 11and 12).
- Lease classification where the Group assumes substantially all the benefits and risks of ownership are transferred to lessee is classified as finance leases. While leases not transferring a significant portion of the risks and rewards of ownership are classified as operating leases (note 11).
- The utilisation of deferred tax assets derived from tax losses are recognised to the extent that it is probable that future taxable profit will be available against such deferred tax assets which can be utilized (note 13).
- Provisions and contingencies are recognised when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the reporting date. (note 28 and 29).
- The measurement of fair values of financial derivative; foreign currency forward contracts are determined by using forward exchange market rates at the reporting date. The fair values of cross currency and interest rate swap contracts are determined by using reference rate from commissioner at the reporting date (note 27).

3 Significant accounting policies

(a) Basis of consolidation

The consolidated financial statements relate to the Company and its subsidiaries and jointly-controlled entities (together referred to as the "Group") and the Group's interests in associates.

Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policy adopted by the Group.

Jointly-controlled entities

Jointly-controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. The consolidated financial statements include the Group's share of the income, expenses and equity movements of associates, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, jointly-controlled entities or associates to third parties are recognised in a separate component of equity as an unrealised gain (loss) on dilution of investment.

(b) Foreign currencies

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the report date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to equity. On disposal of a foreign entity, accumulated currency translation differences are recognised as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are stated at exchange rates ruling on the balance sheet date.

(c) ***Derivative financial instruments***

Derivative financial instruments are used to manage exposure to foreign exchange arising from operational, financing and investment activities. Derivative financial instruments are not used for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value; attributable transaction costs are recognised in the statement of income when incurred. Subsequent to initial recognition, they are remeasured at fair value. The gain or loss on remeasurement to fair value is recognised immediately in the statement of income. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the item being hedged.

The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is estimated by discounting the difference between the contractual forward price and the current forward price at the reporting date for the residual maturity of the contract using a risk-free interest rate (based on government bonds).

(d) ***Cash and cash equivalents***

Cash and cash equivalents in the statements of cash flows comprise cash balances, call deposits and highly liquid short-term investments with original maturities of three months or less. Bank overdrafts that are repayable on demand are a component of operating activities for the purpose of the statement of cash flows.

(e) ***Trade and other accounts receivable***

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred and recognised in the statement of income as administrative expenses.

(f) ***Inventories***

Inventories are stated at the lower of cost or net realisable value.

Cost is determined by the weighted average method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as taxes and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity), but excludes borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

(g) ***Investments***

Investments in subsidiaries, jointly-controlled entities and associates

Investments in subsidiaries, jointly-controlled entities and associates in the separate financial statements of the Company are accounted for using the cost method. Investments in associates in the consolidated financial statements are accounted for using the equity method.

(h) ***Property and equipment***

All property and equipment is initially recorded at cost, and subsequently stated at historical cost less accumulated depreciation and loss from impairment. Depreciation is calculated using the straight-line method to write off the cost of each asset to its residual values over its estimated useful life as follows:

Leasehold land	30	years
Buildings and improvements	5-10	years
Equipment	5-10	years
Furniture and fixtures	5	years
Office equipment	5	years
Computer equipment	3-5	years
Motor vehicles	5	years

The Group does not provide depreciation on assets under construction.

Borrowing costs to finance the construction of property and equipment are capitalised during the period of time that is required to complete and prepare the property and equipment for its intended use as part of the cost of the asset. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

Gains and losses on disposal of property and equipment are determined by reference to their carrying amount and are taken into account in determining in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

(i) ***Property and equipment under agreements for operation***

Property and equipment under agreements for operation comprises satellites, commanding and monitoring stations, and other operational equipment, where title has been transferred to the Government agency. They are amortised using the straight-line method over the shorter of the estimated useful lives of satellites and other related assets, or the operation period, ranging from 5 to 27.5 years. Property and equipment under agreements for operation is not revalued. Its carrying amount is reviewed annually and adjusted for impairment where it is considered necessary.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The estimated recoverable amount is the higher of the anticipated, discounted cash flows from the continuing use of the asset and the amount obtainable from the sale of the asset, less any cost of disposal.

(j) Deferred charges

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

(k) Intangible assets

Goodwill

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition. The Group has changed its accounting policy for goodwill with effect from 1 January 2008 as follows.

Acquisitions prior to 1 January 2008
Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill and negative goodwill was stated at cost less accumulated amortisation and impairment losses

Acquisitions on or after 1 January 2008
Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

Subsequent measurement
Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

Other intangible assets

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

The cost of other intangible assets comprises the development of IPSTAR technology, expenditure on acquired software, patents, trademarks and licenses and is amortised using the straight-line method over their period of their benefits of related assets for a period of 5 to 15.75 years.

Specific software is recognised as assets when acquired and operated to intend purposes and is amortised using the straight-line method over their expected benefits for a period of 3 - 5 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line method over the period of their expected benefit, not exceeding 20 years.

(l) Impairment

The carrying amounts of the Group's assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available for use, are tested for impairment annually and as and when indicators of impairment are identified.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. The impairment loss is recognised in the statement of income.

Calculation of recoverable amount

The recoverable amount of assets is the greater of the asset's value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment

An impairment loss in respect of an asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. An impairment loss in respect of goodwill is not reversed.

(m) Long-term lease agreements

Leases - where the Group is the lessee

Leases of property and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the principal and to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The property and equipment acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership to the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statements on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

(n) Interest-bearing liabilities

Interest-bearing liabilities are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

(o) Trade and other accounts payable

Trade and accounts payable are stated at cost.

(p) Employee Benefit

The Group operates a provident fund, which is a defined contribution plan. The assets of which are held in a separate trust fund which is managed by external fund manager. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not provide for employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recongised when they are exercised.

(q) Provisions

Provisions are recognised when there is a probability that the Group's resource will be required to settle. Provisions are measured at the present value at the reporting date.

Warranties

A provision for warranties is recognised when the underlying or services are sold. The provision is based on historical expense related to warranty data and a weighting of all possible outcomes against their associated probabilities.

(r) Revenue

Revenue excludes value added taxes and is arrived at after deduction of trade discounts.

Sale of goods and services rendered

Revenue is recognised in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods. Service income is recognised as services are provided.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the said services are provided to customers and there are certainties regarding recovery of the consideration due.

Revenue from leases on equipment is recognised over the period and at the rate of the leasing contract.

Revenue arising from royalties is recognised on an accrual basis in accordance with the substance of the relevant agreements.

Interest and dividend income

Interest income is recognised in the statement of income as it accrues. Dividend income is recognised in the statement of income on the date the Group's right to receive payments is established.

(s) Expenses

Operating leases

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease. Contingent rentals are charged to the statement of income for the accounting period in which they are incurred.

Finance costs

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

(t) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax

Deferred tax is recognised using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on tax rates enacted or substantially enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that the related tax benefit will be realised.

4 Related party transactions and balances

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Company, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Company. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Company and close members of the family of these individuals, and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Company is controlled by Shin Corporation Public Company Limited ("Shin") (incorporated in Thailand), which owns 41.14% (*2008: 41.14%*) of the Company's shares. Transactions with Shin Group, Cedar Group, Aspen Group, and Temasek Group are recognised as related party transactions of the Group.

Sales and service transactions with related parties were conducted under normal commercial terms and conditions, which were the same as for other customers. Consulting and management services were charged at an agreed percentage of assets. Transactions between the Company and Codespace, Inc. were conducted based on hourly rates plus reimbursement of actual expenses.

Significant transactions for the years ended 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht)			
Revenues				
Revenues from sale of goods and rendering of services				
Subsidiaries	-	-	1,141,086	950,024
Associate	10,226	4,885	9,713	4,844
Jointly-controlled entities	24,312	40,752	18,030	54,031
Related parties under common control	70,892	59,790	56,643	51,888
Other related party	1,011	-	-	-
Other income				
Subsidiaries	-	-	76,293	65,840
Jointly-controlled entities	840	1,424	1,714	2,493
Total revenue	**107,281**	**106,851**	**1,303,479**	**1,129,120**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Expenses				
Purchases of goods and services				
Subsidiaries	-	-	30,683	43,972
Associate	13,168	23,502	11,211	17,980
Jointly-controlled entities	4,153	4,492	8,475	9,167
Related parties under common control	494	835	486	835
Other related party	19,907	15,164	15,316	15,164
Selling and administrative expenses				
Parent company	98	-	-	-
Subsidiaries	-	-	2,409	1,229
Associate	2,374	5,019	2,295	4,720
Jointly-controlled entities	(532)	1,719	(1,114)	3,508
Related parties under common control	26,742	21,301	18,333	14,796
Other related party	3,977	-	-	-
Directors and management benefit expenses	44,142	111,181	43,606	110,650
Total expenses	**114,523**	**183,213**	**131,700**	**222,021**

Balance as at 31 December 2009 and 2008 with related parties were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Trade accounts receivable and accrued income - related parties				
Trade accounts receivable - related parties				
Subsidiaries	-	-	146,050	206,606
Associate	1,355	3,665	1,352	3,636
Jointly-controlled entities	8,883	11,757	4,394	5,750
Related parties under common control	7,600	3,645	5,062	-
Other related party	780	-	-	-
Total	18,618	19,067	156,858	215,992
Accrued income - related parties				
Subsidiaries	-	-	255,240	135,031
Associate	2,880	15,205	2,880	15,205
Jointly-controlled entities	1,029	2,303	117	3,187
Related parties under common control	4,470	2,280	4,470	-
Total	8,379	19,788	262,707	153,423
Total trade accounts receivable and accrued income - related parties	**26,997**	**38,855**	**419,565**	**369,415**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
Amounts due from related parties				
Subsidiaries	-	-	14,612	79,023
Associate	-	68,601	-	1,074
Jointly-controlled entities	1,102	2,278	86,072	4,483
Total	**1,102**	**70,879**	**100,684**	**84,580**
Other current assets - related parties				
Subsidiaries	-	-	1,733	7,748
Related parties under common control	4	281	4	281
Total	**4**	**281**	**1,737**	**8,029**
Short-term loans and advance to a subsidiary and an associate				
Subsidiary	-	-	334,076	168,805
Total	-	-	**334,076**	**168,805**

As at 31 December 2009, the short-term loan to a subsidiary bears interest at the rate of 3.76-6.73% per annum *(2008:* 5.14-6.58 % per annum*)* and is repayable within three months.

Movement of short-term loan and advance to a subsidiary for the years ended 31 December 2009 and 2008 were as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
At 1 January	-	-	**168,805**	**200,255**
Increase	-	-	228,215	172,129
Decrease	-	-	(50,736)	(200,255)
Unrealised loss on exchange rate	-	-	(12,208)	(3,324)
At 31 December	-	-	**334,076**	**168,805**

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Trade accounts payable - related parties				
Subsidiaries	-	-	2,110	10,165
Associate	21,978	25,234	21,525	17,574
Jointly-controlled entities	250	249	332	332
Related parties under common control	4,743	9,065	4,610	492
Other related party	2,284	4,306	2,284	4,306
Total	**29,255**	**38,854**	**30,861**	**32,869**
Amounts due to related parties				
Subsidiaries	-	-	41,348	18,812
Jointly-controlled entities	333	2,845	670	5,807
Related parties under common control	4,377	1,743	1,063	855
Other related party	2,297	1,344	1,341	-
Total	**7,007**	**5,932**	**44,422**	**25,474**
Account payable - property and equipment - related parties				
Subsidiaries	-	-	4,428	-
Total	-	-	**4,428**	-
Advances receipts from customers - related parties				
Subsidiaries	-	-	36,236	-
Associate	185	-	-	-
Jointly-controlled entities	171	-	336	-
Related parties under common control	26	27,345	-	27,345
Total	**382**	**27,345**	**36,572**	**27,345**
Accrued expenses - related parties				
Subsidiaries	-	-	27,825	-
Associate	21	26	21	26
Jointly-controlled entities	328	-	670	-
Related parties under common control	1,835	691	548	515
Total	**2,184**	**717**	**29,064**	**541**
Other current liabilities - related parties				
Related parties under common control	160	160	160	160
Total	**160**	**160**	**160**	**160**
Other non-current liabilities - related parties				
Jointly-controlled entities	40	40	54	54
Total	**40**	**40**	**54**	**54**

Warrants of Shin Corporation Public Company Limited granted to an executive director of the Company

Shin Corporation Public Company Limited, the parent company, issued warrants which are in registered form, are non-transferable and have no offering price, to directors who are management of the Company. The term of the warrant is not exceeding five years. As at 31 December 2009, the details were as follow:

	Issued date	Issued *(units)*	Exercise ratio *(unit : share)*	Exercise price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP - Grant I	27 March 2002	18,336,300	1 : 1.06942	16.645	Expired on 26 March 2007	
ESOP - Grant II	30 May 2003	12,222,100	1 : 1.11410	12.269	Expired on 30 May 2008	
ESOP - Grant III	31 May 2004	8,823,100	1 : 1.11410	32.681	Expired on 30 May 2009	
ESOP - Grant IV	31 May 2005	8,329,800	1 : 1.09950	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	7,823,000	1 : 1.06582	35.353	31 July 2007	30 July 2011

Directors' remuneration

The directors' remuneration represent monthly compensation, annual remuneration, and meeting fees whereas the directors benefit approved by the shareholders of the Company at their Annual General Meetings. The directors' remuneration is as part of directors and management benefit expenses presented in the statement of income.

Commitments with related parties

As at 31 December 2009, the Company had issued letters of comfort to the bankers of subsidiaries. Under the terms of the letters of comfort, the Company must hold its interests in its subsidiaries at the ratio as specified in the letters. The Company also confirms to the banks that the Company will provide necessary financial support to these subsidiaries to ensure that these subsidiaries will be able to meet their repayment obligations under their related loan agreements.

Significant agreements with related parties

a. The Company had entered into an agreement with a related party, under which the related party was committed to maintain accounting program service for a period of approximately one year to five years with an option to renew. As at 31 December 2009, the Company was no committed to pay the related party for services in respect of the agreements *(2008: approximately Baht 7.32 million per year).*

b. The Company had entered into an agreement with an associated company, under which the associate was committed to provide uplink data service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately Baht 10.03 million *(2008: approximately Baht 16.15 million).*

c. The Company had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to be responsible for ensuring the IPSTAR gateway System perform in accordance with the industry standard and provide maintenance service for a period of approximately five years. The Company was committed to pay for the service in respect of the agreements at approximately USD 0.64 million *(2008: approximately USD 0.88 million).*

d. The Company and subsidiaries had entered into agreements with subsidiaries, under which the Company and subsidiaries were committed to pay royalty fee 1% of revenue from sale or lease of IPSTAR gateway, 1% of revenue from sale or lease of IPSTAR User terminal and 3% of revenue from sale or service of IPSTAR bandwidth.

e. The Company had entered into agreements with subsidiaries, associate and jointly-controlled entities, under which the Company was committed to provide transponder service, IPSTAR bandwidth service and advisory service. Subsidiaries, associate and jointly-controlled entities were committed to pay the Company for the service of the agreements at approximately USD 147.43 million and Baht 7.56 million *(2008: approximately USD* 66.08 *million)*. The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

5 Cash and Cash equivalents

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Cash on hand	48,580	45,733	27,324	32,877
Current accounts and saving deposits held at call with banks	568,008	622,278	130,929	212,379
Fixed deposits	181,051	505,324	-	375,288
Total	**797,639**	**1,173,335**	**158,253**	**620,544**
The weighted average interest rate of deposit held banks and fixed deposits	**1.41%**	**0.57%**	**0.25%**	**0.79%**

6 Trade accounts receivable and accrued income

		Consolidated financial statements		**Separate financial statements**	
	Note	2009	2008	2009	2008
			(in thousand Baht)		
Trade accounts receivable					
Related parties	*4*	18,618	19,067	156,858	215,992
Other parties		1,229,709	1,353,115	534,141	780,251
		1,248,327	**1,372,182**	**690,999**	**996,243**
Accrued income					
Related parties	*4*	8,379	19,788	262,707	153,423
Other parties		214,816	100,827	180,661	96,882
		223,195	**120,615**	**443,368**	**250,305**
Total trade accounts receivable and accrued income		**1,471,522**	**1,492,797**	**1,134,367**	**1,246,548**
Less allowance for doubtful accounts		(424,967)	(574,935)	(252,036)	(396,846)
Total		**1,046,555**	**917,862**	**882,331**	**849,702**
(Reversal of) bad and doubtful debts expenses for the year		**(86,814)**	**150,724**	**(108,342)**	**127,550**

Aging analyses for trade accounts receivable were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Within credit terms	245,926	354,467	112,382	210,892
Overdue:				
Less than 3 months	492,785	174,509	337,561	231,437
3 - 6 months	108,105	191,821	41,408	79,828
6 - 12 months	68,730	94,176	28,328	80,549
Over 12 months	332,781	557,209	171,320	393,537
Total	**1,248,327**	**1,372,182**	**690,999**	**996,243**
Less allowance for doubtful accounts	(424,967)	(574,935)	(252,036)	(396,846)
Net	**823,360**	**797,247**	**438,963**	**599,397**

The normal credit terms were granted by the Group ranging 30 days to 60 days. As at 31 December 2009, 40% of the total trade accounts receivable of the Company is the government sector (*2008: 35%*).

7 Inventories

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Raw material and supplies	71,055	71,689	63,777	66,124
Work in process	7,497	11,807	-	-
Finished goods	326,967	468,317	164,874	310,227
Goods in transit	83,254	44,583	86,112	1,238
	488,773	596,396	314,763	377,589
Less allowance for obsolete inventories	(57,648)	(52,725)	(39,844)	(33,771)
Total	**431,125**	**543,671**	**274,919**	**343,818**

8 Other current assets

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
VAT receivable	4,120	7,917	-	-
Prepaid expenses	73,393	89,854	11,562	39,475
Advance payments	61,382	45,595	38,234	18,208
Deposits	20,040	33,977	10,148	24,129
Others	110,377	47,592	30,967	36,202
	269,312	224,935	90,911	118,014
Less impairment of assets	(2,479)	(6,867)	-	-
Total	**266,833**	**218,068**	**90,911**	**118,014**

9 Investments in subsidiaries, jointly-controlled entities and associates

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
			(in thousand Baht)		
At 1 January		380,791	676,232	795,788	882,059
Share of net profits of investments - equity method		124,627	67,204	-	-
Acquisition of ordinary shares		-	-	17,712	62,223
Unrealised gain from decrease in shareholding in an associate		3,123	-	-	-
Dividend income	*9 f),m)*	(90,036)	(175,070)	-	-
Decrease from reduction of share capital of a subsidiary and an associate	*9 h),m)*	-	(187,575)	-	(148,494)
At 31 December		**418,505**	**380,791**	**813,500**	**795,788**

Investments in subsidiaries, jointly-controlled entities and associate as at 31 December 2009 and 2008 and dividend income from those investments for the years ended 31 December 2009 and 2008 were as follows:

	Consolidated financial statements													
	Ownership interest		Paid-up capital		Cost method		Equity method		Impairment		At equity-net		Dividend income	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(%)		*(in million Baht)*											
Associate														
CS Loxinfo Public Company Limited and its subsidiaries	42.56	43.48	159.84	157.35	1,481.52	1,481.52	418.51	380.79	-	-	418.51	380.79	90.04	175.07
Total			**159.84**	**157.35**	**1,481.52**	**1,481.52**	**418.51**	**380.79**	-	-	**418.51**	**380.79**	**90.04**	**175.07**

	Separate financial statements													
	Ownership interest		Paid-up capital		Cost method		Impairment		At cost - net		Dividend income	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	(%)				*(in million Baht)*							
Subsidiaries												
DTV Service Company Limited	100.00	100.00	Baht 398.79 million	Baht 398.79 million	398.79	398.79	-	-	398.79	398.79	-	-
Spacecode LLC	70.00	70.00	USD 4.29 million	USD 4.29 million	118.65	118.65	-	-	118.65	118.65	-	-
iPSTAR Company Limited	99.68	99.68	USD 2.00 million	USD 2.00 million	136.23	136.23	-	-	136.23	136.23	-	-
Star Nucleus Company Limited	70.00	70.00	-	-	-	-	-	-	-	-	-	-
IPSTAR International Ptd Limited	100.00	100.00	SGD 20,000	SGD 20,000	0.45	0.45	-	-	0.45	0.45	-	-
IPSTAR Global Services Company Limited	100.00	100.00	USD 20,000	USD 20,000	0.69	0.69	-	-	0.69	0.69	-	-
Cambodia DTV Network Company Limited	100.00	100.00	USD 600,000	USD 100,000	21.05	3.34	-	-	21.05	3.34	-	-
Jointly-controlled entities												
Shenington Investments Pte Limited	51.00	51.00	SGD 14.66 million	SGD 14.66 million	137.64	137.64	-	-	137.64	137.64	83.94	-
Total					**813.50**	**795.79**	-	-	**813.50**	**795.79**	**83.94**	-

The following summarised financial information on associated companies which have been accounted for using the equity method.

	Ownership *(%)*	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities *(in million Baht)*	Total liabilities	Total revenues	Total expenses	Net profit/(loss)
2009										
CS Loxinfo Public Company Limited and its subsidiaries	42.56	309.55	534.30	843.85	(294.34)	(103.42)	(397.76)	1,112.53	(946.05)	122.99
Total		**309.55**	**534.30**	**843.85**	**(294.34)**	**(103.42)**	**(397.76)**	**1,112.53**	**(946.05)**	**122.99**
2008										
CS Loxinfo Public Company Limited and its subsidiaries	43.48	430.16	524.83	954.99	(419.68)	(124.72)	(544.40)	1,158.47	(1,025.76)	67.20
Total		**430.16**	**524.83**	**954.99**	**(419.68)**	**(124.72)**	**(544.40)**	**1,158.47**	**(1,025.76)**	**67.20**

The following amounts represent 51% share of the assets, liabilities, revenues and net profit of the Shenington group which include share of Mfone Company Limited and Lao Telecommunications Company Limited of 51% and 24.99%, respectively which have been included in the consolidated financial statements.

	Ownership *(%)*	Current assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Total revenues	Total expenses	Net Profit/(loss)
						(in million Baht)				
2009										
Group of Shenington Investments Pte Limited	51	588.46	4,724.01	5,312.47	(1,413.02)	(1,490.94)	(2,903.96)	2,243.44	(1,934.45)	214.42
Total		**588.46**	**4,724.01**	**5,312.47**	**(1,413.02)**	**(1,490.94)**	**(2,903.96)**	**2,243.44**	**(1,934.45)**	**214.42**
2008										
Group of Shenington Investments Pte Limited	51	576.39	4,043.48	4,619.87	(828.41)	(1,416.97)	(2,245.38)	1,995.78	(1,339.72)	512.09
Total		**576.39**	**4,043.48**	**4,619.87**	**(828.41)**	**(1,416.97)**	**(2,245.38)**	**1,995.78**	**(1,339.72)**	**512.09**

Significant movements in investments in subsidiaries, jointly-controlled entities and associates during the year ended 31 December 2009 were as follows:

Subsidiaries

a) Increase of share capital of Cambodian DTV Network Company Limited

On 10 April 2009, Cambodian DTV Network Company Limited ("CDN") registered additional capital with the Ministry of Commerce of Cambodia for Cambodian Riel 2,000 million (USD 500,000) from registered share capital Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100) to be registered share capital of Cambodian Riel 2,400 million (USD 600,000), divided into 1,000 shares of Cambodian Riel 2,400,000 each (USD 600).

b) Additional share capital of IPSTAR New Zealand Company Limited

In June 2009, at the board of directors' meeting and the extraordinary shareholders meeting of IPSTAR New Zealand Company Limited passed the resolution to approve the increase of share capital of USD 4 million (approximately NZD 6.01 million) from registered share capital NZD 2.5 million to be registered share capital NZD 8.51 million, divided into 8,514,133 shares of NZD 1 each. The additional share capital was registered with the Ministry of Commerce of New Zealand on 21 August 2009.

Jointly-controlled entities

c) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 3 February 2009, the shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

At the Extraordinary General Meeting of the shareholders No. 1/2009, held on 14 July 2009, of LTC, the shareholders approved the appropriation of interim dividend from 2009 operation of USD 10 million

d) Additional share capital of Mfone Company Limited

On 8 January 2009, Mfone Company Limited ("Mfone") registered additional share capital with the Ministry of Commerce of Cambodia. The board of director passed a resolution to approve the increase of ordinary share of USD 4.8 million from USD 19.2 million to USD 24 million, comprise of 24 million ordinary shares at USD 1 each.

e) Dividend payment of Shenington

On 3 March 2009, the Board of Directors of Shenington Investments Pte Limited passed the circulation of resolution to approve the appropriation of interim dividends of SGD 0.4844 per share, amounting to SGD 7.1 million in respect of the Company's operation in 2008.

Associates

f) Dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Annual General Meeting of the shareholders of CSL held on 8 April 2009, the shareholders approved the appropriation of dividend payment for the last seven-month operation of 2008 of the Company of Baht 0.22 per share, amounting to Baht 127 million. The dividend was paid on 6 May 2009.

On 11 August 2009, the Board of Directors' meeting of CSL passed a resolution to approve the interim dividends of Baht 0.14 per share, totaling amount of Baht 81.62 million. CSL paid dividend to shareholders on 8 September 2009.

Significant movements in investments in subsidiaries, jointly-controlled entities and associates during the year ended 31 December 2008 were as follows:

Subsidiaries

g) Cambodian DTV Network Limited

On 14 November 2007, at the board of directors' meeting of the Company, the board of directors passed a resolution to approve the incorporation of Cambodian DTV Network Limited ("CDN") in Cambodia. On 30 January 2008, CDN registered with the Ministry of Commerce of Cambodia with registered capital of Cambodian Riel 4 million (USD 1,000).

On 28 May 2008, CDN registered additional capital of Cambodian Riel 400 million (USD 100,000), divided into 1,000 shares of Cambodian Riel 400,000 each (USD 100).

h) DTV Service Company Limited

Shin Broadband Internet (Thailand) Company Limited changed its name to "DTV Service Company Limited" ("DTV"), which was registered with the Ministry of Commerce on 23 April 2008.

On 8 September 2008, the extraordinary shareholders' meeting of DTV Service Company Limited passed a resolution to approve the decrease of registered capital from Baht 947,285,000 to Baht 398,791,470 by reducing the 54,849,353 ordinary shares at Baht 10 each, in the proportion of shares held by the Company. As the result, registered capital of DTV is Baht 398,791,470, comprise 39,879,147 ordinary shares at Baht 10 each. The capital reduction of DTV was registered with the Ministry of Commerce on 3 November 2008.

i) Acquisition of additional ordinary shares in NTU (Thailand) Company Limited

On 28 August 2008, DTV Service Company Limited ("DTV") acquired an additional 19,999 ordinary shares in NTU (Thailand) Company Limited ("NTU") from Shin Corporation Public Company Limited at Baht 7 per share, equivalent to 16.67% of the paid-up share capital of NTU, at a total price of Baht 139,993. As a result of this acquisition, DTV owns interest in NTU 88.52%.

j) Acquisition of additional ordinary shares in IPSTAR Company Limited

In 2008, the Company acquired an additional 885,878 ordinary shares in IPSTAR Company Limited ("IPST") at USD 1 per share, equivalent to 0.44% of the paid-up share capital of IPST, at a total price of USD 885,878. As a result of this acquisition, the Company owns interest in IPST 99.68%. Goodwill recognised from the acquisition of ordinary shares of Baht 57.7 million is included in intangible assets in the consolidated financial statements (note12)

Jointly-controlled entities

k) Dividend payment of Lao Telecommunications Company Limited ("LTC")

At the Annual General Meeting of the shareholders of LTC held on 19 February 2008, the shareholders approved the appropriation of dividend from 2007 operation of USD 12 million.

At the Extraordinary General Meeting of the shareholders of LTC held on 26 July 2008, the shareholders approved the appropriation of interim dividend of USD 10 million.

Associates

l) Acquisition of ordinary shares in Shineedotcom Company Limited

On 31 January 2008, AD Venture Company Limited ("ADV") acquired 2.4 million ordinary shares in Shineedotcom Company Limited ("Shinee") at Baht 6.29 per share, equivalent to 30% of the paid-up share capital of Shinee, at a total price of Baht 15.1 million. As a result of this acquisition, ADV increased its interest in Shinee from 70% to 100%.

m) Reduction in par value per share and dividend payment of CS Loxinfo Public Company Limited

At the annual general meeting of the shareholders of CS Loxinfo Public Company Limited ("CSL"), held on 9 April 2008, the shareholders passed a resolution to approve the decrease of paid-up capital from Baht 629,387,302 to Baht 157,346,825.50 and decrease of registered capital from Baht 660,849,474 to Baht 165,212,368.50 by reducing the par value of the CSL's shares from Baht 1 per share to Baht 0.25 per share. The capital reduction of Baht 0.75 per share was registered with the Ministry of Commerce on 30 June 2008. The amount to be returned to shareholders of Baht 433,265,476.50 (net of treasury shares), was paid on 10 July 2008.

At the annual general meeting of the shareholders of CSL held on 9 April 2008, the shareholders approved the appropriation of dividends of Baht 0.20 per share, amounting to Baht 115.04 million. CSL paid dividend to shareholders on 2 May 2008.

At the Board of Directors of CSL meeting, held on 12 June 2008, a resolution was passed to approve the interim dividend payment for the first five-months of 2008 (January - May 2008) of Baht 0.23 per share totaling Baht 132.86 million. The interim dividend was paid on 10 July 2008.

At the Board of Directors of CSL meeting held on 9 December 2008, a resolution was passed to approve special interim dividend payment which derived from gain on liquidation of Loxley Information Services Company Limited and interim dividend of Teleinfo Media Public Company Limited of Baht 0.27 per share, amounting to Baht 155.98 million. The interim dividend was paid on 7 January 2009.

n) Loxley Information Services Company Limited

At the extraordinary shareholders' meetings No. 1/2008 and No. 2/2008, on 6 May 2008 and 21 May 2008 respectively, of Loxley Information Services Company Limited, a subsidiary of CS Loxinfo Public Company Limited, passed a resolution to approve the liquidation of Loxley Information Service Company Limited. It was registered with the Ministry of Commerce on 29 May 2008. Loxley Information Services Company Limited was completed and registered the liquidation with the Ministry of Commerce on 15 December 2008.

Commitment

According to the joint venture agreement between the Group and the Government of the Lao People's Democratic Republic, the Group must transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges or compensation, on the expiration date of the joint venture agreement in 2021.

10 Long-term loan to another company

The long-term loan to another company is unsecured and bears fixed interest rate; however the accumulated interest amount charged on this loan cannot exceed the amount specified in the agreement. The Company has already stopped charging the interest and recognising interest income because the accumulated interest charge reached the maximum interest charge as specified in the agreement. The loan will be settled by offsetting with the royalty fees that the Company is required to pay to the other company until the principal and interest of the loan is fully repaid and the loan is fully offsetted in 2009.

11 Property and equipment

	Consolidated financial statements				
	Leasehold land & building	Equipment	Motor vehicles & Office equipment	Assets under construction	Total
			(in thousand Baht)		
As at 31 December 2008					
Cost	335,410	7,120,733	433,874	1,230,355	9,120,372
Less accumulated depreciation	(105,707)	(3,197,606)	(273,218)	-	(3,576,531)
Less accumulated impairment loss	-	(28,592)	-	-	(28,592)
Net book value	**229,703**	**3,894,535**	**160,656**	**1,230,355**	**5,515,249**
Transactions during the year ended 31 December 2009					
Opening net book value	229,703	3,894,535	160,656	1,230,355	5,515,249
Additions	49,606	187,633	89,831	1,503,899	1,830,969
Disposals, net	-	(242)	(6,702)	-	(6,944)
Write-offs, net	(2,619)	(412)	(6,663)	(5,869)	(15,563)
Transfers, net	-	1,623,040	8,018	(1,675,486)	(44,428)
Depreciation charges	(36,790)	(1,001,354)	(64,204)	-	(1,102,348)
Foreign currency translation adjustment	32,660	(126,288)	(703)	(36,755)	(131,086)
Closing net book value	**272,560**	**4,576,912**	**180,233**	**1,016,144**	**6,045,849**
As at 31 December 2009					
Cost	426,933	8,700,471	506,598	1,016,144	10,650,146
Less accumulated depreciation	(154,373)	(4,094,967)	(326,365)	-	(4,575,705)
Less accumulated impairment loss	-	(28,592)	-	-	(28,592)
Net book value	**272,560**	**4,576,912**	**180,233**	**1,016,144**	**6,045,849**
Net book value					
Owned assets	229,703	3,894,535	151,307	1,230,355	5,505,900
Assets under finance leases	-	-	9,349	-	9,349
At 31 December 2008	**229,703**	**3,894,535**	**160,656**	**1,230,355**	**5,515,249**
Owned assets	272,560	4,576,912	170,393	1,016,144	6,036,009
Assets under finance leases	-	-	9,840	-	9,840
At 31 December 2009	**272,560**	**4,576,912**	**180,233**	**1,016,144**	**6,045,849**

As at 31 December 2009 the accumulated impairment loss of Baht 28.6 *(2008: Baht 28.6 million)* comprised an impairment loss for analogue mobile telephone network of a jointly controlled entity which ceased its operation in 2005 amounting to Baht 16.2 million and an impairment loss for rural telephone network of another jointly controlled entity amounting to Baht 12.4 million.

Effective from 1 January 2009, Mfone Company Limited ("Mfone") has revised its accounting estimate on the useful lives of network assets from 15 years to 5 - 10 years. The change in depreciation rate was applied prospectively, results in an increase in depreciation for the year ended 31 December 2009 in the consolidated financial statements in the amount of Baht 197.95 million.

As at 31 December 2009, property and equipment includes property and equipment under agreements for operation of a jointly-controlled entity, Mfone Company Limited ("Mfone"), of approximately Baht 2,972.61 million *(2008: Baht 1,409 million)*. According to the agreement, Mfone must transfer its ownership of the property and equipment to the government of Cambodia on the expiration date of the agreements for operation, on 4 March 2028 (Note 28 b).

	Separate financial statements				
	Leasehold land & building	Equipment	Motor vehicles & office equipment	Assets under construction	Total
			(in thousand Baht)		
As at 31 December 2008					
Cost	64,348	3,290,782	192,782	3,801	3,551,713
Less accumulated depreciation	(40,324)	(1,961,060)	(144,611)	-	(2,145,995)
Net book value	**24,024**	**1,329,722**	**48,171**	**3,801**	**1,405,718**
Transactions during the year ended 31 December 2009					
Opening net book value	24,024	1,329,722	48,171	3,801	1,405,718
Additions	940	176,394	30,603	2,314	210,251
Disposals, net	-	(216)	(1,712)	-	(1,928)
Write-offs, net	-	(412)	(251)	-	(663)
Transfers, net	-	(4,165)	(114)	-	(4,279)
Depreciation charges	(4,692)	(346,512)	(21,990)	-	(373,194)
Closing net book value	**20,272**	**1,154,811**	**54,707**	**6,115**	**1,235,905**
As at 31 December 2009					
Cost	65,288	3,428,070	211,638	6,115	3,711,111
Less accumulated depreciation	(45,016)	(2,273,259)	(156,931)	-	(2,475,206)
Net book value	**20,272**	**1,154,811**	**54,707**	**6,115**	**1,235,905**
Net book value					
Owned assets	24,024	1,329,722	40,243	3,801	1,397,790
Assets under finance leases	-	-	7,928	-	7,928
At 31 December 2008	**24,024**	**1,329,722**	**48,171**	**3,801**	**1,405,718**
Owned assets	20,272	1,154,811	45,958	6,115	1,227,156
Assets under finance leases	-	-	8,749	-	8,749
At 31 December 2009	**20,272**	**1,154,811**	**54,707**	**6,115**	**1,235,905**

Capital expenditure commitments

Capital expenditure contracted but not provided for at the reporting date were as follows:

		Consolidated financial statements		Separate financial statements	
	Currency	2009	2008	2009	2008
			(in thousand)		
IPSTAR Project	USD	432	693	432	693
	AUD	245	324	-	-
Telephone network	USD	11,323	15,393	-	-
Total	USD	11,755	16,086	432	693
	AUD	245	324	-	-
Total equivalent to Thai Baht		**401,351**	**572,227**	**14,484**	**24,315**

12 Property and equipment under agreements for operation, deferred charges, and intangible assets

	Consolidated financial statements				
	Property and equipment under agreement for operation	Deferred charges	Goodwill	Other intangible assets	Total intangible assets
			(in thousand Baht)		
As at 31 December 2008					
Cost	26,566,514	47,260	57,743	1,561,952	1,619,695
Less accumulated amortisation	(9,497,454)	(37,195)	-	(338,382)	(338,382)
Net book value	**17,069,060**	**10,065**	**57,743**	**1,223,570**	**1,281,313**
Transactions during the year ended 31 December 2009					
Opening net book value	17,069,060	10,065	57,743	1,223,570	1,281,313
Additions	140	42,038	-	46,631	46,631
Write-off	-	(7,884)	-	-	-
Transfers, net	114	27,161	-	-	-
Amortisation charges for the year	(1,541,526)	(13,914)	-	(114,476)	(114,476)
Foreign currency translation adjustment	-	-	-	(5,399)	(5,399)
Closing net book value	**15,527,788**	**57,466**	**57,743**	**1,150,326**	**1,208,069**
As at 31 December 2009					
Cost	26,567,212	102,917	57,743	1,602,097	1,659,840
Less accumulated amortisation	(11,039,424)	(45,451)	-	(451,771)	(451,771)
Net book value	**15,527,788**	**57,466**	**57,743**	**1,150,326**	**1,208,069**

	Separate financial statements		
	Property and equipment under agreement for operation	Deferred charges	Intangible assets
		(in thousand Baht)	
As at 31 December 2008			
Cost	26,566,514	10,623	1,395,957
Less accumulated amortisation	(9,497,454)	(2,165)	(308,898)
Net book value	**17,069,060**	**8,458**	**1,087,059**
Transactions during the year ended 31 December 2009			
Opening net book value	17,069,060	8,458	1,087,059
Additions	140	40,075	45,791
Write-off	-	(7,884)	-
Transfers, net	114	27,161	-
Amortisation charges for the year	(1,541,526)	(12,693)	(101,584)
Closing net book value	**15,527,788**	**55,117**	**1,031,266**
As at 31 December 2009			
Cost	26,567,212	67,774	1,441,748
Less accumulated amortisation	(11,039,424)	(12,657)	(410,482)
Net book value	**15,527,788**	**55,117**	**1,031,266**

13 Deferred tax

Deferred tax assets and liabilities determined after appropriate off-setting are included in the balance sheets as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
Deferred tax assets	868,081	569,776	763,184	439,250
Deferred tax liabilities	(145,589)	(139,531)	-	-
Net	**722,492**	**430,245**	**763,184**	**439,250**

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The subsidiaries have tax loss carried forward to offset future taxable income, which is not recognised in the consolidated financial statements as follows:

	2009	**2008**
	(in thousand Baht)	
Year expired		
2009	-	87,767
2010	42,007	42,007
2011	62,064	62,064
2012	43,629	43,629
2013	608	608
2014	16,285	-
No expiry date	124,536	93,879
Total	**289,129**	**329,954**

Movements in deferred tax assets and liabilities during the year were as follows:

Consolidated financial statements

	At 1 January 2009	Charged/(credited) to: Statement of income (*Note 24*)	Equity	At 31 December 2009
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	558	(558)	-	-
Amortisation assets under agreements for operation	139,531	11,699	(5,641)	145,589
Depreciation/amortisation	2,754	(217)	-	2,537
Gain on foreign exchange	(20,690)	115	(3,630)	(24,205)
Others	17,378	4,286	4	21,668
Total	**139,531**	**15,325**	**(9,267)**	**145,589**
Deferred tax assets				
Cumulative deficit	402,262	321,830	-	724,092
Allowance for doubtful accounts	27,139	6	(1,566)	25,579
Allowance for obsolete inventory	14,555	1,832	(1,878)	14,509
Depreciation	20,167	(1,132)	(7,537)	11,498
Deposits	24,169	4,045	-	28,214
Interest expense	14,084	5,097	(788)	18,393
Advance receipts from customers	3,310	3,962	(101)	7,171
Others	64,090	(18,116)	(7,349)	38,625
Total	**569,776**	**317,524**	**(19,219)**	**868,081**
Net	**430,245**	**302,199**	**(9,952)**	**722,492**

Consolidated financial statements

	At 1 January 2008	Charged/(credited) to: Statement of income (*Note 24*)	Equity	At 31 December 2008
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	602	(44)	-	558
Amortisation assets under agreements for operation	79,772	55,521	4,238	139,531
Depreciation/amortisation	2,971	(217)	-	2,754
Gain on foreign exchange	6,445	(7,875)	(19,260)	(20,690)
Others	19	17,369	(10)	17,378
Total	**89,809**	**64,754**	**(15,032)**	**139,531**
Deferred tax assets				
Cumulative deficit	-	402,262	-	402,262
Allowance for doubtful accounts	18,570	2,487	6,082	27,139
Allowance for obsolete inventory	9,776	2,337	2,442	14,555
Depreciation	20,600	(89)	(344)	20,167
Deposits	21,252	2,917	-	24,169
Interest expense	10,538	4,739	(1,193)	14,084
Advance receipts from customers	13,705	(3,454)	(6,941)	3,310
Others	21,211	35,636	7,243	64,090
Total	**115,652**	**446,835**	**7,289**	**569,776**
Net	**25,843**	**382,081**	**22,321**	**430,245**

Separate financial statements

	At 1 January 2009	Charged/(credited) to: Statement of income (*Note 24*)	Equity	At 31 December 2009
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	558	(558)	-	-
Depreciation/amortisation	2,754	(217)	-	2,537
Total	**3,312**	**(775)**	**-**	**2,537**
Deferred tax assets				
Cumulative deficit	402,262	321,830	-	724,092
Allowance for obsolete inventory	10,131	1,822	-	11,953
Deposits	24,169	4,045	-	28,214
Others	6,000	(4,538)	-	1,462
Total	**442,562**	**323,159**	**-**	**765,721**
Net	**439,250**	**323,934**	**-**	**763,184**

	Separate financial statements			
		Charged/(credited) to:		
	At 1 January 2008	Statement of income (*Note 24*)	Equity	At 31 December 2008
		(in thousand Baht)		
Deferred tax liabilities				
Deferred charges	602	(44)	-	558
Depreciation/amortisation	2,971	(217)	-	2,754
Total	**3,573**	**(261)**	-	**3,312**
Deferred tax assets				
Cumulative deficit	-	402,262	-	402,262
Allowance for obsolete inventory	8,778	1,353	-	10,131
Deposits	21,252	2,917	-	24,169
Others	8,040	(2,040)	-	6,000
Total	**38,070**	**404,492**	-	**442,562**
Net	**34,497**	**404,753**	-	**439,250**

14 Other non-current assets

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
		(in thousand Baht)		
Withholding taxes receivable	325,272	227,174	322,205	225,162
Tax assessment's deposits	300,125	288,779	300,125	288,780
Accounts receivable - others	44,416	44,202	15,304	15,328
	669,813	560,155	637,634	529,270
Less accumulated impairment loss	(38,929)	(38,929)	(38,929)	(38,929)
Total	**630,884**	**521,226**	**598,705**	**490,341**

15 Interest-bearing liabilities

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Current				
Short-term borrowings				
Loans from financial institutions	7,518	296,202	-	-
Trust Receipts	73,820	-	73,820	-
Total short-term borrowings	81,338	296,202	73,820	-
Current portion of long-term borrowings				
Loans from financial institutions	178,053	1,219,222	-	1,132,464
Loans from others	457,796	73,200	2,369	2,449
Total current portion of long-term borrowings	635,849	1,292,422	2,369	1,134,913
Non-current				
Long-term borrowings				
Loans from financial institutions	623,466	7,426,485	-	6,862,091
Loans from others	471,003	294,920	4,482	6,187
Total long-term borrowings	1,094,469	7,721,405	4,482	6,868,278
Long-term debentures	6,977,570	-	6,977,570	-
Total non-current of long-term borrowings	8,072,039	7,721,405	6,982,052	6,868,278
Total	**8,789,226**	**9,310,029**	**7,058,241**	**8,003,191**

As at 31 December 2009, the short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the U.S. Dollar London Inter-Bank Offer Rate ("USD LIBOR") per annum. The principal will be repayable on six monthly basis. The Company had issued a letter of comfort to the bank to provide financial support (Note 4).

As at 31 December 2008, the short-term borrowings are borrowings of subsidiaries from a commercial bank of USD 8.5 million, bearing interest based on margins over the Singapore Inter-Bank Offer Rate ("SIBOR") per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support (Note 4).

As at 31 December 2008, the long-term borrowings from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite projects below. Loans from others are unsecured.

On 16 November 2009, the Company early repaid of long-term loan in relation to the financial of the iPSTAR satellite and the Thaicom 5 satellite projects. The details are as follows:

	Principal (thousand USD)
iPSTAR satellite project	
- US Ex-IM Bank Facility Agreement	98,670.47
- COFACE Facility Agreement	43,848.49
- Commercial Loan Facility Agreement	23,612.72
Thaicom 5 satellite project	
- COFACE Facility Agreement	58,121.79
Total	224,253.47

The early prepayment fund stem from the issuance of debenture and cash flow from operations

Long-term debentures

As at 31 December 2009, the Company issued 2 tranches of Baht 7,000 million, with a par value of Baht 1,000 each, unsubordinated and unsecured with having registered and bond holders representative debentures as follow:

Issue date	No. of units (Million)	Amount (Million Baht)	Interest rate (per annum)	Term of interest payment	Principal payment term	Outstanding balance as at 31 December 2009 *(in million Baht)*
6 November 2009	3.3	3,300	5.25%	Quarterly	Entirely redeemed on 6 November 2012	3,300
6 November 2009	3.7	3,700	6.15%	Quarterly	Entirely redeemed on 6 November 2014	3,700
Total debentures						7,000
Less bond issuing cost						(23)
Net						**6,977**

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios

The movements in the borrowing can be analysed as follows:

		Consolidated financial statements		Separate financial statements	
	Note	2009	2008	2009	2008
		(in thousand Baht)			
For the year ended 31 December					
Opening net book value		9,310,029	9,844,627	8,003,191	8,254,054
Proceeds from short-term borrowings		90,869	130,261	73,351	-
Proceeds from finance leases		717	4,731	717	3,084
Proceeds from long-term borrowings, net of financial costs		292,268	293,408	-	-
Proceeds from long-term debentures		6,976,628	-	6,976,628	-
Repayment of short-term borrowings		(303,962)	(185,119)	-	-
Repayment of long-term borrowings		(8,497,838)	(1,431,155)	(8,113,781)	(652,166)
Amotisation of finance costs	*22*	494,695	109,456	494,695	109,456
Increase from change in status from accounts payable - property and equipment		844,582	236,407	-	-
(Gain) loss on exchange rate		(418,762)	307,413	(376,560)	288,763
Closing net book value		**8,789,226**	**9,310,029**	**7,058,241**	**8,003,191**

The interest rate exposure of the borrowings of the Group and the Company is as follows:

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Total borrowings:				
- at fixed rates	7,077,903	3,960,193	7,058,241	3,639,807
- at floating rates	1,711,323	5,349,836	-	4,363,384
Total	**8,789,226**	**9,310,029**	**7,058,241**	**8,003,191**
Weighted average interest rates:				
- Loans from financial institutions	2.25%	3.88%	-	3.88%
- Debentures	5.73%	-	5.73%	-

The carrying amounts and fair value of interest-bearing liabilities are as follows:

	Consolidated financial statements		**Separate financial statements**	
	Carrying amount	Fair value	Carrying amount	Fair value
		(in thousand Baht)		
As at 31 December 2009				
Loans	1,811,656	1,796,432	80,671	80,671
Long-term debentures	6,977,570	7,014,905	6,977,570	7,014,905
As at 31 December 2008				
Loans	9,310,029	8,994,683	8,003,191	8,119,154

The fair value of non-current borrowing is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings.

The periods to maturity of long-term borrowings and long-term debentures net of financial costs were as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Later than 1 year but not later than 2 year	568,232	1,994,041	1,778	1,759,896
Later than 2 years but not later than 5 years	7,498,134	4,923,963	6,980,274	4,413,666
Later than 5 years	5,673	803,401	-	694,716
Total	**8,072,039**	**7,721,405**	**6,982,052**	**6,868,278**

Credit facilities

As at 31 December 2009 available credit facilities for loans from local and overseas banks are Baht 1,292 million and USD 17 million *(2008: Baht 1,344.8 million and USD 22.5 million).*

16 Trade accounts payable

	Note	**Consolidated financial statements**		**Separate financial statements**	
		2009	2008	2009	2008
			(in thousand Baht)		
Related parties	*4*	29,255	38,854	30,861	32,869
Other parties		432,794	478,206	236,527	267,211
Total		**462,049**	**517,060**	**267,388**	**300,080**

17 Other current liabilities

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Deposits from customers	42,735	45,212	29,752	31,469
Other taxes	45,209	45,629	14,569	15,802
Other payables	81,178	59,093	37,168	36,525
Total	**169,122**	**149,934**	**81,489**	**83,796**

18 Share capital, premium on share capital and warrants

	Par value per share (Baht)	Number of shares	Amount
		(thousand shares / thousand Baht)	
Registered capital			
At 31 December 2009 and 2008			
Ordinary shares	*5*	**1,132,082**	**5,660,412**

	Par value per share (Baht)	Number of shares	Amount	Share premium	Total
		(thousand shares / thousand Baht)			
Issued and paid up					
At 1 January 2008					
Ordinary shares	*5*	1,092,219	5,461,094	4,297,234	9,758,328
Issue of new shares	*5*	3,719	18,594	4,756	23,350
At 31 December 2008					
Ordinary shares	*5*	**1,095,938**	**5,479,688**	**4,301,990**	**9,781,678**
Issued and paid up					
At 1 January 2009					
Ordinary shares	*5*	1,095,938	5,479,688	4,301,990	9,781,678
Issue of new shares	*5*	-	-	-	-
At 31 December 2009					
Ordinary shares	*5*	**1,095,938**	**5,479,688**	**4,301,990**	**9,781,678**

Warrants

As at 31 December 2009, the Company had five ESOP schemes for the directors and employees of the Company and its subsidiaries. The warrants are in registered form and are non-transferable. The terms of the warrants do not exceed five years and there is no offering price. The exercise price and period are detailed below:

	Issued date	Issued *(million units)*	Exercise ratio *(unit : share)*	Exercise Price *(Baht/share)*	Exercise period First	Exercise period Last
ESOP – Grant I	27 March 2002	8.00	1 : 2.04490	13.081	Expired on 26 March 2007	
ESOP – Grant II	30 May 2003	4.40	1 : 2.04490	6.279	Expired on 31 May 2008	
ESOP – Grant III	31 May 2004	5.89	1 : 1.02245	13.913	Expired on 31 May 2009	
ESOP – Grant IV	31 May 2005	7.56	1 : 1.02245	16.441	31 May 2006	31.May 2010
ESOP - Grant V	31 May 2006	10.03	1 : 1.00000	11.870	31 May 2007	31 May 2011

Movements in the number of warrants outstanding for the years ended 31 December 2009 are as follows:

	Opening balance 1 Jan 09	Issue during the year	Exercise during the year	Expired during the year	Closing Balance 31 Dec 09
			(in thousand unit)		
ESOP - Grant III					
Directors	1,754	-	-	(1,754)	-
Employees	4,140	-	-	(4,140)	-
Total	**5,894**	-	-	**(5,894)**	-
ESOP - Grant IV					
Directors	2,967	-	-	-	2,967
Employees	4,595	-	-	-	4,595
Total	**7,562**	-	-	-	**7,562**
ESOP - Grant V					
Directors	1,099	-	-	-	1,099
Employees	8,934	-	-	-	8,934
Total	**10,033**	-	-	-	**10,033**
Grand Total	**23,489**	-	-	**(5,894)**	**17,595**

Compensation costs related to the warrants are not recognised in these financial statements for the fair value of the non-exercised warrants granted.

19 Additional paid-in capital and reserves

Share premium

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

Currency translation changes

The currency translation changes recognised in equity relate to foreign exchange differences arising from translation of the financial statements of foreign operations to Thai Baht.

Legal reserve

Section 116 of the Public Companies Act B.E. 2535 Section 116 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

20 Segment information

Segment information is presented in respect of the Group's business and geographic segments based on the Group's management and internal reporting structure.

Business segments

The Group comprises the following main business segments:

Segment 1	Services relating to the satellite business and the transponder services segment
Segment 2	Sales and services relating to the Internet and media business
Segment 3	Sales and services relating to the telephone network business in Cambodia and the Lao People's Democratic Republic.
Segment 4	Others

Geographic segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographic location of customers.

The areas of operation in Thailand are principally satellite business services, internet and media services and printing and publishing of business telephone directories services. Cambodia and Lao PDRs' main activities are sales and services relating to telephone network business and satellite business services. Australia main activities are sales and services relating to satellite business.

The Group comprises the following main geographic segments:

Segment 1	Thailand
Segment 2	Cambodia
Segment 3	The Lao People's Democratic Republic.
Segment 4	Australia
Segment 5	Others

Business segment results

	Satellite business services		Internet services and media		Telephone network		Others		Consolidation eliminations		Consolidated financial statements	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
						(in thousand Baht)						
Revenues	4,548,178	4,664,112	543,517	500,479	2,146,602	1,930,327	-	-	(49,933)	(81,950)	7,188,364	7,012,968
Shares of net results from associate	-	-	124,627	67,205	-	-	-	-	-	-	124,627	67,205
Allocated costs and expenses	(5,018,634)	(5,401,257)	(640,587)	(533,333)	(1,637,784)	(1,229,292)	(60,551)	(51,962)	52,574	90,152	(7,304,982)	(7,125,692)
Segment results	(470,456)	(737,145)	27,557	34,351	508,818	701,035	(60,551)	(51,962)	2,641	8,202	8,009	(45,519)
Other income											31,623	67,993
Gain (loss) on foreign exchange											465,109	(369,311)
Gain (loss) before interest expenses and income tax											504,741	(346,837)
Finance cost											(1,087,396)	(625,950)
Operating loss											(582,655)	(972,787)
Income tax											111,733	261,217
Minority interests											(307)	(1,616)
Net loss											**(471,229)**	**(713,186)**
Segment assets	23,038,708	24,357,678	270,903	302,223	5,049,477	4,322,054	275,842	181,096	(1,650,154)	(1,122,582)	26,984,776	28,040,469
Associated											418,505	380,791
Total assets											**27,403,281**	**28,421,260**

Thaicom Public Company Limited and its Subsidiaries

Notes to the financial statements
For the years ended 31 December 2009 and 2008

	Satellite business services		Internet services and media		Telephone network		Others		Consolidation eliminations		Consolidated financial statements	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
						(in thousand Baht)						
Segment liabilities	2,554,165	2,269,299	132,664	124,286	1,855,660	1,700,644	6,034	5,972	(1,560,279)	(1,092,215)	2,988,244	3,007,986
Borrowings											8,789,226	9,310,029
Total											**11,777,470**	**12,318,015**
Depreciation	409,082	375,451	23,854	20,694	669,413	304,623	-	-	-	-	1,102,349	700,768
Amortisation	2,159,973	1,940,133	4,638	3,479	-	261	-	-	-	-	2,164,611	1,943,873
Total depreciation and amortisation	**2,569,055**	**2,315,584**	**28,492**	**24,173**	**669,413**	**304,884**	-	-	-	-	**3,266,960**	**2,644,641**

Revenue and results, based on geographical segments, in the consolidated financial statements for the years ended 31 December 2009 and 2008 were as follows:

	2009	2008
	(in thousand Baht)	
Segment revenue		
Thailand	2,318,077	2,671,676
Cambodia	1,516,858	1,392,860
Lao PDR	882,379	795,518
Australia	1,311,307	1,182,797
Others	1,159,743	970,117
Total	**7,188,364**	**7,012,968**
Segment results		
Thailand	(204,182)	(874,778)
Cambodia	(103,209)	495,021
Lao PDR	306,817	231,320
Australia	233,489	111,322
Others	(224,906)	(8,404)
Total	**8,009**	**(45,519)**
Fixed assets		
Thailand	17,030,155	18,745,525
Cambodia	3,107,481	2,709,940
Lao PDR	1,491,341	1,233,108
Australia	199,656	175,378
Others	1,010,539	1,011,736
Total	**22,839,172**	**23,875,687**

21 Other income

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Consulting and management fees	-	-	66,686	57,594
Interest income	18,665	50,975	18,118	50,764
Gain on sale of equipment	415	1,116	1,069	915
Others	12,543	15,902	5,147	11,571
Total	**31,623**	**67,993**	**91,020**	**120,844**

22 Expenses by nature

Significant expenses by nature are as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
		(in thousand Baht)		
Depreciation of property and equipment	1,102,349	700,769	373,194	348,644
Amortisation of property and equipment under the agreements for operations, deferred charges and intangible assets	1,669,916	1,834,416	1,655,803	1,815,409
Amortisation of finance costs	494,695	109,456	494,695	109,456
Staff costs	896,388	719,686	554,362	489,771

23 Provident funds

The defined contribution plans comprise provident funds established by the Group for its employees. Membership to the funds is on a voluntary basis. Contributions are made monthly by the employees at rates ranging from 3% to 7% of their basic salaries and by the Group at rates ranging from 3% to 7% of the employees' basic salaries. The provident funds are registered with the Ministry of Finance as juristic entities and are managed by a licensed Fund Manager.

24 Income tax expense

	Consolidated financial statements		Separate financial statements	
	2009	2008	2009	2008
	(in thousand Baht)			
Current tax expense	190,466	120,864	-	-
Deferred tax expense (Note 13)	(302,199)	(382,081)	(323,934)	(404,753)
Total	**(111,733)**	**(261,217)**	**(323,934)**	**(404,753)**

Reconciliation of effective tax rate

	Consolidated financial statements		Separate financial statements	
For the years ended	31 December 2009	31 December 2008	31 December 2009	31 December 2008
	(in thousand Baht)			
Loss before tax	(582,655)	(972,787)	(1,094,602)	(1,845,590)
Tax rate	30%	30%	30%	30%
The result of the accounting loss multiplied by the income tax rate	(174,796)	(291,836)	(328,381)	(553,677)
Share of net results from investments - equity method	(37,388)	(20,162)	-	-
Effect of the different basis of income tax calculation or tax rates in other countries	(54,091)	(86,085)	-	-
Tax profits (losses) not recognised as deferred tax asset	9,608	(36,030)	-	-
Tax on dividend received from a subsidiary	(27,011)	(52,521)	-	-
Effect of the income recognised in different periods for accounting and tax purposes	54,218	42,765	7,232	(7,082)
Effect of the non-deductible tax expense and expense recognised in different periods for accounting and tax purposes	117,727	182,652	(2,785)	156,006
Total	**(111,733)**	**(261,217)**	**(323,934)**	**(404,753)**

Income tax reduction rate

Royal Decree No. 387 B.E. 2544 dated 5 September 2001 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the five consecutive accounting periods beginning on or after enactment.

Royal Decree No. 475 B.E. 2551 dated 6 August 2008 grants companies listed on the Stock Exchange of Thailand a reduction in the corporate income tax rate from 30% to 25% for taxable profit not exceeding Baht 300 million for the three consecutive accounting periods beginning on or after 1 January 2008.

25 Promotional privileges

The Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of 8 years commencing from December 1997, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the Company was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotion privileges include exemption from corporate income tax for a period of 8 year, when its revenue was first earned from the promoted business. The Company must comply with certain terms and conditions required for the promoted industries. In 2009 the company has revenue from promoted Baht 419 million *(2008: Baht 184 million)*

26 Loss per share

Basic loss per share

The calculations of basic loss per share for the years ended 31 December 2009 and 2008 were based on the loss for the years attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the years as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht /thousand shares)			
Loss for the year	(471,229)	(713,186)	(770,668)	(1,440,837)
Loss attributable to equity holders of the Company (basic)	**(471,229)**	**(713,186)**	**(770,668)**	**(1,440,837)**
Number of ordinary shares outstanding at 1 January	1,095,938	1,092,219	1,095,938	1,092,219
Effect of shares issued during the year	-	2,525	-	2,525
Weighted average number of ordinary shares outstanding (Basic)	**1,095,938**	**1,094,744**	**1,095,938**	**1,094,744**
Loss per share (Basic) (in Baht)	**(0.43)**	**(0.65)**	**(0.70)**	**(1.32)**

Diluted loss per share

The calculations of diluted loss per share for the years ended 31 December 2009 and 2008 were based on the loss for the years attributable to equity holders of the Company and the weighted average number of ordinary shares outstanding during the years after adjusting for the effects of all dilutive potential ordinary shares as follows:

	Consolidated financial statements		**Separate financial statements**	
	2009	2008	2009	2008
	(in thousand Baht / thousand shares)			
Loss attributable to equity holders of the Company (basic)	(471,229)	(713,186)	(770,668)	(1,440,837)
Loss attributable to equity holders of the Company (diluted)	**(471,229)**	**(713,186)**	**(770,668)**	**(1,440,837)**
Weighted average number of ordinary shares outstanding (basic)	1,095,938	1,094,744	1,095,938	1,094,744
Effect of shares warrants on issue	-	-	-	-
Weighted average number of ordinary shares outstanding (diluted)	**1,095,938**	**1,094,744**	**1,095,938**	**1,094,744**
Loss per share (diluted) (in Baht)	**(0.43)**	**(0.65)**	**(0.70)**	**(1.32)**

27 Financial instruments

Financial risk management policies

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are translated in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objective of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are take out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain detail of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and foreign currency options as follows:

	Consolidated financial statements			
	2009		2008	
	Foreign currency	Baht	Foreign currency	Baht
		(in million)		
Assets				
US Dollars	38.56	1,280.92	56.79	1,976.72
Australian Dollars	15.71	463.15	13.04	311.21
KIP	39,381.45	153.59	54,708.53	224.30
New Zealand Dollars	6.57	155.21	4.73	94.93
Singapore Dollars	0.01	0.34	0.02	0.59
India Rupee	269.88	183.45	291.59	198.02
Yen	8.68	3.11	5.00	1.91
Indonesia Rupee	313.64	1.07	-	-
Total		2,240.84		2,807.69
Liabilities				
US Dollars	69.14	2,317.20	301.92	10,592.03
Australian Dollars	17.88	537.25	14.78	360.41
KIP	90,418.76	361.68	50,385.22	206.58
New Zealand Dollars	1.02	24.71	4.38	89.92
Singapore Dollars	0.16	3.82	0.13	3.14
India Rupee	45.12	34.09	60.70	46.62
Yen	0.43	0.16	-	-
Indonesia Rupee	2.41	0.01	-	-
Total		3,278.92		11,298.70

Foreign currency assets mainly represent cash in bank and accounts receivable. Foreign currency liabilities mainly represent trade accounts payable, accounts payable - property and equipment and borrowings.

Credit risk

The Group has no significant concentrations of credit risks. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Liquidity risk

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations and to mitigate the effects of fluctuations in cash flows.

Fair values

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings and debentures are provided in Note 15.

28 Commitments with non-related parties

a) Agreement for operation of domestic communication satellite

The Company was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The agreements for operation have been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, the Company must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 December 2009, the remaining minimum fee is Baht 864 million *(2008: Baht 934 million)*. In addition, the Company, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipments to MICT on the date of completion of construction and installation.

b) Assets transfer commitment under telephone network agreement in Cambodia

Mfone Company Limited ("Mfone"), a jointly-controlled entity in Cambodia, has obtained agreements for operation from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement in 2028 (Note 11).

c) Shareholder agreement

Lao Telecommunications Company Limited ("LTC") is a joint venture, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by the Government of the Lao People's Democratic Republic and Shinawatra Computer and Communications Public Company Limited According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, Internet and paging - within the Laos PDR for 25 years. Currently, Shenington Investments Pte Company Limited, which is a joint venture of the Company, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, the Group has to transfer all of LTC's shares to the Government of the Lao People's Democratic Republic without any charges (Note 9). According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2009 LTC has remaining additional investment of approximately USD 113.26 million *(2008: USD 149 million)*.

d) Agreements for operation of a subsidiary company and associated companies for the satellite uplink-downlink and Internet services and Internet services in Thailand

CS Loxinfo Public Company Limited ("CSL"), which is an associate of the Company, entered into agreements for operation with CAT Telecom Public Company Limited ("CAT") for a period of 22 years from 9 August 1994 to 8 August 2016 to provide satellite uplink-downlink and internet services.

Currently, the National Telecommunications Commission ("NTC") is responsible for granting licenses to provide internet access services in Thailand. DTV Service Company Limited, the Company's subsidiary, and CSL operate the business to provide internet and telecommunication services under licenses granted by NTC as follow:

Type of license	Issued Date	Period
License of DTV Service Company Limited		
Internet Operation License Type I	18 October 2009	1 year
Licenses of CSL		
Internet Operation License Type II	26 April 2007	5 years
Internet Operation License Type I	8 September 2009	5 year
Telecom Operation License Type I	11 October 2009	5 year
Telecom Operation License Type III	20 December 2007	15 years

e) Obligation under "Financing and Project Agreement"

Lao Telecommunications Company Limited ("LTC") entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organisation in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 322.5 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognised the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

f) Capital commitment

On 31 December 2009, Shennington Group has capital commitment according to the percentage of share hold by the Group amount of USD 11.3 million (approximately Baht 379 million) *(2008: USD 15.4 million; approximately Baht 540 million)*.

g) Obligation from shares buy back options

On 23 October 2003, the Company and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to the Company, with the condition that the Company has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, the Company has the right to refuse. If the offered price per share is equal to the higher of USD 1 or fair market value at offering date, the Company has to purchase those shares from Codespace Inc. The Company believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of the Company, the value per share of iPSTAR Co., Ltd.'s shares is higher than USD 1. Therefore, the Company does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2009, the remaining share option was 0.63 million shares (2008: 0.63 million shares).

h) Operating lease commitments

As at 31 December 2009 and 2008, the Group has future aggregate minimum lease payments under non-cancellable operating leases are as follows:

		Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
	Currency	*(in thousand)*			
Within one year	THB	25,660	95,818	25,660	95,818
	USD	8,130	6,542	6,402	5,048
	KIP	-	14,043	-	-
	PHP	1,970	-	1,970	-
Total equivalent Baht		299,595	325,400	241,667	272,927
After one year but within five years	THB	28,920	26,206	28,920	26,206
	USD	11,898	10,986	5,538	5,561
	KIP	2,455	44,557	-	-
	PHP	3,940	-	3,940	-
Total Baht		430,577	411,789	217,419	221,302
After five years	THB	19,837	29,499	19,837	29,499
	USD	3,387	3,709	-	-
	KIP	722,241	198,747	-	-
Total equivalent Baht		136,241	160,432	19,837	29,499
Grand total equivalent Baht		**866,413**	**897,621**	**478,923**	**523,728**

29 Contingent liabilities

a) Bank guarantees and letters of credit

The Group had contingencies with banks, whereby the banks issued letters of guarantee, letters of credit and other guarantees in respect of business contracts as at 31 December, for the following amounts:

		Consolidated financial statements		Separate financial statements	
		2009	2008	2009	2008
	Currency	*(in thousand)*			
Minimum operating agreement fee payable to Ministry of Information Communication and Technology	THB	137,000	80,000	137,000	80,000
IPSTAR equipment sales	THB	338	27,482	338	27,482
Satellite space leasing by customers	USD	212	281	212	281
	THB	487,358	487,000	487,000	487,000
IPSTAR Gateway	USD	379	379	379	379
Standby letters of credit	USD	3,233	43,584	3,233	43,584
Letters of credit	USD	250	-	-	-
Others	THB	3,552	3,322	3,322	3,322

b) Assessment for income tax in India

The Tax Authority in India ('the said Authority) has held that the payments received by the Company for providing Transponder Services ('TPS') to its Indian Customers and non-resident customers targeting Indian audience ('the Customer') was Royalty under both the Indian Income Tax Act ('the Act'), and the Double Taxation Avoidance Agreement between Thailand and India ('the DTAA') and subject to withholding tax at the rate of 15% on gross basis, but the Company considered income from Transponder Services to be business income, and as the Company does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating to Rs.612.1 million (approximately Baht 462 million) exclusive of interest amounting to Rs 92.7 million (approximately Baht 70 million) against the said payment received by it from the customers for the Assessment Year ('AY') 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs.324.9 million (approximately Baht 245 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83.2 million (approximately Baht 63 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs.22.6 million (approximately Baht 17 million)

The Company had received Withholding Tax Certificates ('WTC') from its Customers until AY 2007-08 net amounting to Rs.487.96 million (approximately Baht 369 million). The Company had also deposited Rs.405.3 million (approximately Baht 306 million). In February 2009 , the Company paid additional deposit Rs. 22.6 million (approximately Baht 17 million). As the result, deposit is totally Rs. 427.9 million (approximately Baht 323 million). The Company presents the deposit as non-current assets in the Balance Sheet.

Since the management and the Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, the Company did not make any provision for the liability against the balance amount of Rs.219.6 million (approximately Baht 166 million), payable to the said Authority.

On 16 October 2009, the ITAT (Special Bench) pronounced its decision on the Company's appeal against the order of the Income Tax Authority of India and CIT (A) on the issue whether the income from transponder service is a royalty or a business income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, the Company's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and the Company filed an appeal against the ITAT (Special Bench) decision with the High Court in December 2009 which is within the period of 120 days presented by laws. Therefore, the Company's management takes the view that the Company's income is not taxable in India and the case will be decided in the Company's favour on appeal.

If the Supreme court decides finally that the Company's income is taxable in India, the total tax liability demanded by the said Authority of Rs. 747.2 million (approximately Baht 565 million) which will be charged as expense immediately, but the Company will not be required to make any additional tax payment as the amount of WTC and the deposit made by the Company fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388.3 million (approx. Baht 293 million) which will be charged as expenses if there is a final judgement that the Company is liable for Penalty and interest related to such Penalty, which the Company has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 219.6 million (approx. Baht 166 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if the Company did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on the Company may be set aside.

30 Other event

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether the Company has been carrying on its telecommunications business lawfully after the sale of Shin Corporation Public Company Limited's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making the Company the fourth respondent in order to allow the Company to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and the Company filed the Reply and supporting evidence in July 2009

The Company is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as the Company has fully complied with the terms and conditions of the operating agreement.

31 Events after the reporting period

a) Dividend payment of Lao Telecommunication Company Limited ("LTC")

At the shareholders' meeting of LTC held on 9 February 2010, the shareholders passed a resolution to approve the dividend payment of USD 30 million in respect of the operations of LTC in 2009 which including interim dividend from 2009 operation of USD 10 million.

b) Proposed dividend payment of CS Loxinfo Public Company Limited ("CSL")

At the Board of Directors' meeting of the CSL held on 17 February 2010, the directors passed a resolution to approve the appropriation of dividends of Baht 0.27 per share, amounting to Baht 158.67 million. The proposed dividends must be approved by the shareholders at their meeting.

During 2009, the Board of Directors' meeting of CSL passed resolutions to approve the interim dividends of Baht 0.14 per share, totalling Baht 81.62 million *(Note 9f)*. Consequently, total dividends paid for operation of 2009 is Baht 0.41 per share, totalling Baht 240.29 million.

c) *Increase of Share Capital and Reduction of Share Capital shares of CS Loxinfo Public Limited ("CSL")*

Increase of Share Capital of CS Loxinfo PublicCompany Limited ("CSL")

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to approve the issuance of 2,750,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.43% of the total issued and paid-up share capital of CSL. As a result of the the proposed dividend payment on note 31 (b), the exercise ratio of the warrants issued under ESOP Grant II, Grant III, Grant IV and Grant V has been affected. The Board of Directors will propose this to the shareholders for approval.

Reduction of Share Capital of CS Loxinfo PublicCompany Limited ("CSL")

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to reduce the ordinary shares because the warrant of CSL for ESOP-Grant I expired on 13 May 2009 in number of 5,678,038 shares, equivalent to 0.89.% of the total issued and paid-up shares capital of CSL. The Board of Directors will propose this to the shareholders for approval.

32 Thai Accounting Standards (TAS) and Thai Financial Reporting Standards (TFRS) not yet adopted

The Group has not adopted the following new and revised TAS/TFRS that have been issued as of the reporting date but are not yet effective. The new and revised TAS/TFRS are anticipated to become effective for annual financial periods beginning on or after 1 January in the year indicated.

TAS/TFRS	Topic	Year effective
TAS 20 (revised 2009)	Accounting for Government Grants and Disclosures of Government Assistance	2012
TAS 24 (revised 2009)	Related Party Disclosures (formerly TAS 47)	2011
TAS 40 (revised 2009)	Investment Property	2011

33 Reclassification of accounts

Certain accounts in the 2008 financial statements have been reclassified to conform to the presentation in the 2009 financial statements as follows:

	2008					
	Consolidated financial statements			**Separate financial statements**		
	Before reclass.	Reclass.	After reclass.	Before reclass.	Reclass.	After reclass.
Statement of income			*(in thousand Baht)*			
Cost of sale of goods and rendering of services	5,294,481	(14,708)	5,279,773	4,024,841	(14,709)	4,010,132
Selling and administrative expenses	1,513,692	(1,513,692)	-	1,134,862	(1,134,862)	-
Selling expenses	-	242,198	242,198	-	116,502	116,502
Administrative expenses	-	1,006,809	1,006,809	-	759,809	759,809
Directors and management benefit expenses	7,776	103,405	111,181	7,245	103,405	110,650
Finance costs	-	625,949	625,949	-	549,112	549,112
Interest expenses	449,961	(449,961)	-	379,257	(379,257)	-
		-			-	

The reclassifications have been made to comply with the classification set out in the Pronouncement of the Department of Business Development *Re: Determination of items in the financial statements B.E. 2552* dated 30 January 2009.



THAICOM Public Company Limited
(Company Registration No.0107536000897)
41/103 Rattanathibet Rd., Nonthaburi 11000, THAILAND
Tel. (66) 2591-0736 to 49, 2596 5060, Fax. (66) 2591-0705
www.thaicom.net, www.ipstar.com

Ref. No. TC 115/2010

February 23, 2010

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 012/2010 and TC-CP 097/2010**

  Subject: - Notification of the Resolutions of the Board of Directors' Meeting No. 2/2010
  - Submission of the Audited Financial Statements for the Year 2009

  Date: February 19, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

T. Chuaychoo

Ms. Tanyapas Chuaychoo
Corporate Communications Manager
Thaicom Public Company Limited
Enclosure

Rule 12g3-2 (b) Exemption File No. 82-4527

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2010

TC-CP 012/2010

February 19, 2010

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2010

To: The President
The Stock Exchange of Thailand

The Board of Directors of THAICOM Public Company Limited (the "Company") at its Meeting No. 2/2010 held on February 19, 2010 at 9.00 o'clock at the Meeting Room No.2005, 20th Floor, Shinawatra Tower 1, No.414 Phahonyothin Road, Samsen Nai, Phayathai, Bangkok 10400, adopted the following resolutions:

1. RESOLVED THAT the report on the Company's operating results for the fiscal year 2009 prepared by the Board of Directors be certified and THAT the balance sheets, profit and lost statement, and cash flow statements of the year 2009 ending December 31, 2009 be approved.

2. RESOLVED THAT no dividend would be paid to shareholders for the fiscal year 2009 and THAT the matters be submitted to the Annual General Meeting of the Shareholder for the year 2010 for consideration.

3. RESOLVED THAT the total number of directors in the Company, the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories be approved as per the following details:

3.1 The directors retired by rotation are:
3.1.1 Mr. Somprasong Boonyachai
3.1.2 Mr. Yong Lum Sung
3.1.3 Ms. Nidchanun Santhavesuk.

3.2 The retired directors were re-elected for another term:
3.2.1 Mr. Somprasong Boonyachai
3.2.2 Mr. Yong Lum Sung
The Governance and Nomination Committee will recommend the person to replace Ms. Nidchanun Santhavesuk to the Board of Directors.

3.3 The members of the Board of Directors will consist of:

3.3.1	Mr. Paron	Israsena	Chairman of the Board of Directors
3.3.2	Mr. Hiran	Radeesri	Chairman of the Audit Committee
3.3.3	Mrs. Charintorn	Vongspootorn	Member of the Audit Committee
3.3.4	Mr. Samrieng	Mekkriengkrai	Member of the Audit Committee
3.3.5	Mr. Somprasong	Boonyachai	Director
3.3.6	Mr. Yong Lum Sung		Director
3.3.7	Mr. Arak	Chonlatanon	Director
3.3.8	Ms. Nidchanun	Santhavesuk *	Director

* The term of Ms. Nidchanun Santhavesuk will end on April 7, 2010 which is the date of the Annual General Meeting of Shareholders 2010.

3.4 The authorized signatories are as follows:

"Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon jointly sign with the Company's seal affixed."

3.5 That the Board of Directors consists 9 members, and the appointment of new director to fill the vacancy shall be made by the Board of Directors when a suitable and qualified person is available

4. RESOLVED THAT the directors' remuneration for the year 2010 be in the amount not exceedingBaht 9,000,000 which had been considered and recommended by the Remuneration Committee be approved and the matter be submitted to the Annual General Meeting of Shareholders for the year 2010 for approval.

5. RESOLVED THAT the appointment of the following auditors from KPMG Phoomchai Audit Limited as the Company's external auditors for the fiscal year 2010:

- Mr. Supot Singhasaneh — Certified Public Accountant License No. 2826
- Mr. Winid Silamongkol — Certified Public Accountant License No. 3378
- Ms. Somboon Supasiripinyo — Certified Public Accountant License No. 3731
- Mr. Charoen Phosamritlert — Certified Public Accountant License No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee was fixed at not more than Baht 2.258 million. The appointment of the Company's auditors and their remuneration for the year 2010 had been considered and approved by the Audit Committee.

The appointment of the Company's external auditors is subject to approval of the Annual General Meeting of Shareholders for the year 2010.

6. RESOLVED THAT the Annual General Meeting of Shareholders for fiscal year 2010 be held on April 7, 2010 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok. The meeting agenda is as follows:

Agenda Item 1	Matters to be informed;
Agenda Item 2	To consider and approve the Minutes of the Extraordinary General Meeting of Shareholders No. 1/2009 held on October 14, 2009;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2009 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2009 ending December 31, 2009;
Agenda Item 5	To consider and approve the payment of dividend for the year 2009;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditors' remuneration for the year 2010;
Agenda Item 7	To consider and approve the total number of directors in the Company's the appointment of directors to replace those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the year 2010;
Agenda Item 8	To consider any other issues (if any).

7. The Record date on which the shareholders having the right to attend the Annual General Meeting of Shareholders for the year 2010 shall be compiled on March 16, 2010 as required by section 225 of the Securities and Exchange Act, and the Company's share register be closed on March 17, 2010.

Please be informed accordingly.

Summary Translation Letter
To the Stock Exchange of Thailand
February 23, 2010

Ref No. TC 097/2010

19 February 2010

Subject: Submission of the Audited Financial Statements for the Year 2009

To: The President
Stock Exchange of Thailand

Enclosure: (1) One Set of the Audited Financial Statements for 2009 – Thai Language Version
(2) One Set of the Audited Financial Statements for 2009 – English Language Version
(3) Management Discussion and Analysis for 2009

Thaicom Company Limited (the "Company") would like to submit its audited financial statements for the year 2009, ended December 31, 2009 together with an explanation of changes in operating results.

The Company reported consolidated revenue for 2009 of Baht 7,685 million and consolidated net loss for 2009 of Baht 471 million. This is an explanation of the changes in operating results of the consolidated financial statements.

1. The Company's consolidated revenues for 2009 amounted to Baht 7,685 million, an increase of Baht 604 million or 8.5% over the same period last year (Baht 7,081 million). This was due to the following reasons:
   - Revenue from telephone services in 2009 was Baht 2,147 million, increased by Baht 220 million or 11.4% over the same period last year (Baht 1,927 million) in accordance with a year-on-year increase in prepaid mobile subscribers.
   - Revenue from Internet access and media services in 2009 was Baht 535 million, an increase of Baht 32 million or 6.4% from Baht 503 million in 2008.
   - Revenue from satellite transponders and related services in 2009 was Baht 4,506 million, a decrease of Baht 77 million or 1.7% compared to Baht 4,583 million in the same period last year. This was mainly because of a IPSTAR User Termial ("UT") sales drop offset by an increase in transponder service revenue especially from IPSTAR service, which went up by 29.7%.
   - Net foreign exchange gain was Baht 465 million on in 2009, compared to a loss on exchange of Baht 369 million in 2008. Most of the gain and loss on exchange rate were realized as a result of the IPSTAR and Thaicom 5 loan repayments.

2. The Company's consolidated expenses for 2009 amounted to Baht 7,305 million, a decrease of Baht 190 million or 2.5% over the same period last year (Baht 7,495 million). This was due to the following reasons:

   - Cost relating to satellite transponders and related services in 2009 was Baht 4,231 million, a decrease of Baht 153 million or 3.5% from Baht 4,384 million in 2008 largely due to a decrease in cost of UT sales corresponding to lower UT sales volume.
   - Cost relating to telephone services in 2009 was Baht 1,447 million, increased by Baht 482 million or 49.9% from Baht 965 million in 2008. Mfone Company Limited ("Mfone") reported an increase in depreciation of expanded telephone network, whereas Lao Telecommunications Co., Ltd. ("LTC") reported increases in depreciation of expanded telephone network and cost of Inter-Roaming.
   - Cost relating to Internet and media services in 2009 was Baht 450 million, an increase of Baht 33 million or 7.9% from Baht 417 million in 2008 due to an increase in cost of DTV sales corresponding to the sales growth in Thailand, Cambodia, and Lao PDR, and a rise in cost of cost of providing internet via satellite service Internet service in Lao PDR.
   - Selling and administrative expenses in 2009 were Baht 1,177 million, a decrease of Baht 183 million or 13.5% compared to Baht 1,360 million in 2008. This was due to the write-back of doubtful debt provision 2009 as the debt was paid off, and a decrease in marketing expenses for the satellite business, offset by increases in staff expenses, and in marketing expenses from Mfone's promotion campaign and LTC's advertising.

3. The Company's consolidated finance cost in 2009 amounted to Baht 1,087 million, an increase of Baht 461 million or 73.6% over the same period last year (Baht 626 million). This was mainly due to an increase of Baht 385 million in amortization of finance costs (non-cash item and did not affect the Company's cash flow), and a breakage cost for early repayment of long-term loans for the Thaicom 4 and Thaicom 5 projects in November 2009, offset by a decrease in interest expenses from the loan repayments for the Thaicom 4 and Thaicom 5 projects and for DTV Services Co.,Ltd ("DTV") in 2009.

4. The Company reported an income tax receivable of Baht 112 million in 2009, down by Baht 149 million from Baht 261 million in 2008.

I. Overview

Thaicom Plc ("the Company")'s total revenue from sale of goods and rendering of services for 2009 was Baht 7,188 million, up by Baht 175 million compared to 2008, due to revenue growth from IPSTAR service for bandwidth usage, conventional satellite service, telephone service, and Internet and media service. As a result of such revenue growth and 13.5% lower SG&A expenses, earnings before interest, taxes, depreciation, and amortization (EBITDA) for 2009 grew 9.6% from 2008. Net cash inflow from operating activities for 2009 rose by Baht 322 million or 18% from 2008.

A gain on foreign exchange of Baht 465 million, offset by an increase in finance costs according to a fully amortized borrowing cost associated with IPSTAR and Thaicom 5 loans after the prepayment of these loans, led to a net loss for 2009 of Baht 471 million. However, such amortization was a non-cash item and did not affect the Company's cash flow. The net loss decreased by Baht 242 million from 2008 due to a loss on foreign exchange of Baht 369 million reported in 2008.

CS LoxInfo Plc ("CSL") declared it would pay a dividend for 2009 of Baht 0.41 per share, including an interim dividend of 0.14 Baht per share already paid to its shareholders.

Lao Telecommunications ("LTC") announced it would pay a dividend of USD 30 million for the performance of 2009.

II. Business Summary

Transponder leasing and related business

Presently, the Company's broadcasting business has 283 television channels with various contents from all over Asia, Europe, and Australia on both C and Ku band beams. On January 12, 2010, the Thaicom 1A Satellite was deorbited from geostationary earth orbit since it reached its end of life in May, 2009.

The demand for IPSTAR user terminal has continuously grown in Australia. This is the result of the Australian Government's decision to continue the Internet subsidy program, known as the Australian Broadband Guarantee (ABG). In December 2009, IPSTAR Australia Pty Ltd ("IPA"), the Company's subsidiary, was already in discussions with NBN Co about solving the rural broadband issue by committing its satellite capacity to National Broadband Network (NBN) and also highlighted long term capacity requirements along with the challenges.

In 2009, IPSTAR has successfully launched services in countries under the satellite's footprint, except in India and Taiwan. The IPSTAR service launch in India is expected in early year 2010 while the Company plans to launch the IPSTAR service in Taiwan within 2010 to accomplish its service milestone in 14 countries.

Telephone business

A growth of the telephone business in both Cambodia and Lao PDR yielded an increase in telephone subscribers, especially in prepaid mobile phone service. As of the end of Q4/2009, Lao Telecommunications Co., Ltd. ("LTC") and Mfone Company Limited ("Mfone")'s total phone subscribers were 1,357,005 and 860,089, increased by 14.8% and 5.5% respectively from 1,181,550 and 815,363 at the end of the previous quarter.

Internet and media business

In 2009, DTV Service Co., Ltd. ("DTV"), the Company's subsidiary, had a continued growth of DTV sales volume. The total number of DTV satellite television dish sets sold thus far by DTV was 592,886 sets as of the end of 2009.

CS LoxInfo Plc ("CSL") reported a 19% year-on-year growth in net profit in 2009. This was due to the growth of the Voice Info Services and Mobile Content business, which resulted from an increase in its customers due to an efficient marketing plan. In addition, revenue from leased line services had continuously grown.

III. Consolidated Operating Results

Selected financial information on THCOM

Unit: MBt	Amount		Change YoY (%)
	2009	2008	
Revenue from sale of goods and rendering of services	7,188	7,013	2.5%
Share of profits of associate	125	67	86.6%
Cost of sale of goods and rendering of services	6,128	5,766	6.3%
SG&A expenses	1,177	1,360	-13.5%
EBIT*	-117	-113	-3.5%
EBITDA**	2,655	2,422	9.6%
Net profit	-471	-713	33.9%
EPS (Baht)	-0.43	-0.65	33.8%

* EBIT = Sales and service income – Cost of sales and service – SG&A
** EBITDA = EBIT + Depreciation and Amortization
n.m. = not meaningful

Sales and service income

Consolidated revenue from sale of goods and rendering of services in 2009 was Baht 7,188 million, an increase of Baht 175 million or 2.5% compared to Baht 7,013 million in 2008 due to increases in revenue from the telephone business and in revenue from the Internet access and media business, offset by a decrease in revenue from the satellite business.

Revenue from sale of goods and rendering of services	2009	2008	%YoY
Satellite and related services	4,506	4,583	-1.7%
Telephone services	2,147	1,927	11.4%
Internet and media services	535	503	6.4%
Total	**7,188**	**7,013**	**2.5%**

Satellite transponder leasing and related services

Revenue from satellite transponders and related services in 2009 was Baht 4,506 million, a decrease of Baht 77 million or 1.7% compared to Baht 4,583 million in 2008.

Satellite and related services	2009	2008	%YoY
Thaicom 1A, 2, 5 and related services	2,338	2,302	1.6%
IPSTAR services	2,168	2,281	-5.0%
Sales	*986*	*1,370*	*-28.0%*
Services	*1,182*	*911*	*29.7%*
Total	**4,506**	**4,583**	**-1.7%**

- Revenue from the Thaicom conventional satellite business for 2009 was Baht 2,338 million, an increase of Baht 36 million or 1.6% from Baht 2,302 million in 2008 mainly due to a growth of transponder lease from the broadcasting business.
- IPSTAR service revenue was Baht 2,168 million in 2009, down by Baht 113 million or 5.0% from Baht 2,281 million in 2008 because of a UT sales drop of Baht 384 million or 28.0%, offset by an increase of Baht 271 million or 29.7% in IPSTAR service revenue following increased bandwidth usage mainly in Australia, Indonesia, New Zealand, China, Cambodia, and Malaysia.

Telephone services

The Company's revenue from the telephone service business in 2009 was Baht 2,147 million, an increase of Baht 220 million, or 11.4% compared to Baht 1,927 million in 2008. The continued growth of telephone subscribers in Lao PDR, especially in prepaid mobile phone service, resulted in a 40.7% increase in LTC's subscribers from 964,518 subscribers at the end of 2008 to 1,357,005 subscribers at the end of 2009. Mfone had 860,089 subscribers at the end of 2009, a 6.6% decrease from 921,205 subscribers at the end of 2008. However, Mfone had a 6.3% year-on-year increase in revenue per minute.

Internet and media services

Revenue from the Internet access and media business in 2009 was Baht 535 million, rose by Baht 32 million or 6.4% from Baht 503 million in 2008, mainly due to a DTV sales increase. As at the end of 2009, accumulated DTV sales volume was 592,886 sets, up 246,274 sets from the end of 2008. Revenue from Internet service in both Cambodia and Lao PDR increased year-on-year because of higher average revenue per unit of subscribers.

Cost of sales and service

The Company reported total cost for 2009 of Baht 6,128 million, an increase of Baht 362 million or 6.3% compared to Baht 5,766 million in 2008, due to increases in cost of sales and services from the telephone business and the Internet and media business, offset by a decrease in cost from the satellite business. The cost accounted for 85.3% of sales and service income in 2009, going up from 82.2% in 2008.

Cost of sale of goods and rendering of services	**2009**	**2008**	**%YoY**
Satellite and related services	4,231	4,384	-3.5%
Telephone services	1,447	965	49.9%
Internet and media services	450	417	7.9%
Total	**6,128**	**5,766**	**6.3%**

Cost of satellite transponder leasing and related services

Cost relating to transponder leasing and related services in 2009 was Baht 4,231 million, a decrease of Baht 153 million or 3.5% from Baht 4,384 million in 2008.

Satellite and related services	**2009**	**2008**	**%YoY**
Thaicom 1A, 2, 5 and related services	1,280	1,247	2.6%
IPSTAR services	2,951	3,137	-5.9%
Total	**4,231**	**4,384**	**-3.5%**

- Cost relating to the Thaicom conventional satellite and related business was Baht 1,280 million, an increase of Baht 33 million or 2.6% from Baht 1,247 million in 2008 mainly due to increases in transponder rental as a group of customers were transferred from the Thaicom 1A satellite to the Vinasat satellite, and in cost of sales, offset by decreases in depreciation as the Thaicom 1A satellite had been fully depreciated since February 2009, and in cost of in-orbit insurance.
- Cost of providing IPSTAR services was Baht 2,951 million, a decrease of Baht 186 million or 5.9% from Baht 3,137 million in 2008, mainly due to a decrease in cost of UT sales corresponding to lower UT sales volume, offset by increases in gateway operation expenses, and in operating agreement fee following the revenue growth from higher bandwidth usage.

Cost of telephone services

Cost relating to the telephone business for 2009 amounted to Baht 1,447 million, an increase of Baht 482 million or 49.9% from Baht 965 million in 2008. Mfone reported an increase in depreciation cost for the expanded phase 9 & 10 project in Cambodia, whereas LTC reported increases in depreciation cost for the expanded phase 15 & 16 telephone network in Lao PDR, and in cost of inter-roaming.

Cost of Internet access and media services

Cost relating to the Internet access and media business in 2009 was Baht 450 million, up by Baht 33 million or 7.9% from Baht 417 million in 2008 due to an increase in cost of DTV sales corresponding to the sales growth in Thailand, Cambodia, and Lao PDR, and a rise in cost of providing internet via satellite service in Lao PDR.

Selling and administrative expenses

SG&A expenses, including directors' remuneration, were Baht 1,177 million in 2009, a decrease of Baht 183 million, or 13.5%, compared to Baht 1,360 million in 2008. This was due to the write-back of doubtful debt provision 2009 as the debt was paid off, and a decrease in marketing expenses for the satellite business, offset by increases in staff expenses, and in marketing expenses from Mfone's promotion campaign and LTC's advertising.

Finance cost

Finance cost was Baht 1,087 million in 2009, up by Baht 461 million, or 73.6%, compared with Baht 626 million in 2008 due to an increase of Baht 385 million in amortization of finance costs (non-cash item and did not affect the Company's cash flow), and a breakage cost for the early repayment of long-term loans for the Thaicom 4 and Thaicom 5 projects in November 2009, offset by a decrease in interest expenses from the loan repayments for the Thaicom 4 and Thaicom 5 projects and for DTV in 2009.

Gain on exchange rate

As the Thai Baht had appreciated, the Company reported a gain of Baht 465 million on foreign exchange for 2009, compared to a loss on exchange of Baht 369 million in 2008. Most of the gain and loss on exchange rate were realized as a result of the loan repayments.

Share of net results from investment – equity method

The share of net results from investment in 2009 was Baht 125 million, increased by Baht 58 million or 86.6% from Baht 67 million in 2008, due to a 19% increase in CSL's net profit over 2008 mainly caused by an increase in revenue from the Voice Info Services and Mobile Content business resulting from its efficient marketing plan and more various products and services, together with lower SG&A expenses as a result of more efforts to reduce its expenses in order to be consistent with the economic downturn situation.

Income tax expense

The Company recognized the future benefit arising from losses carried forward that reduced the future tax base as an income tax receivable of Baht 112 million in 2009, down by Baht 149 million from Baht 261 million in 2008.

IV. Financial Position

At the end of 2009, the Company reported total assets of Baht 27,403 million, a decrease of Baht 1,018 million or 3.6% from Baht 28,421 million at the end of 2008. This was mainly because of the depreciation and amortization of PP&E under operating agreements, offset by an increase in PP&E arose from phase 9 & 10 telephone network expansion in Cambodia and phase 15 & 16 telephone network expansion in Lao PDR.

THCOM's asset components

Assets	December 31, 2009		December 31, 2008	
	Amount (Bt mn)	% of Total assets	Amount (Bt mn)	% of Total assets
Current assets	2,647	9.7	3,063	10.8
Investment in associates	419	1.5	381	1.3
PP&E, net	6,046	22.1	5,515	19.4
PP&E under the concession agreement, net	15,528	56.7	17,069	60.1

Liquidity

At the end of 2009, the Company had a current ratio of 0.98 times, up from 0.86 at the end of 2008 due to a decrease of Baht 657 million in the current portion of long-term loans.

Investments

Investment in CSL was presented as "investment in subsidiaries, jointly controlled entities and associate" item. At the end of 2009 the Company's investment in an associate was Baht 419 million, an increase of Baht 38 million or 10% from Baht 381 million at the end of 2008, reflecting a proportionate recognition of CSL's net profit for 2009 amounting to Baht 125 million, an unrealized gain of Baht 3 million from a decrease in shareholding in CSL, offset by a dividend paid to the Company of Baht 90 million.

Property, plant and equipment

Property, Plant and Equipment (PP&E) at the end of 2009 was Baht 6,046 million, an increase of Baht 531 million or 9.6% from Baht 5,515 million at the end of 2008. This was mainly due to the purchase of assets of Baht 1,831 million in 2009 most of which were assets for the expansion of telephone network in Cambodia and Lao PDR, offset by a depreciation and amortization of PP&E of Baht 1,118 million. PP&E at the end of 2009 also included the assets under operating agreements of Mfone of approximately Baht 2,973 million, up Baht 1,564 million from Baht 1,409 million at the end of 2008.

PP&E under operating agreements

PP&E under operating agreements at the end of 2009 was Baht 15,528 million, a decrease of Baht 1,541 million from Baht 17,069 million at the end of 2008 mostly due to depreciation and amortization expenses in 2009.

Borrowings and Shareholders' equity

The Company's net borrowings at the end of 2009 were Baht 8,789 million, a decrease of Baht 521 million from Baht 9,310 million at the end of 2008. This was mainly due to the loan repayments for the Thaicom 4 and Thaicom 5 projects in May 2009 and the early repayment in November 2009, and the repayments of long-term borrowings made by Mfone and DTV, offset by debentures issued in 2009.

The Company's shareholders' equity at the end of 2009 was Baht 15,626 million, a decrease of Baht 477 million from Baht 16,103 million at the end of 2008, reflecting a net loss for 2009 of Baht 471 million, a translation loss relating to financial statements of foreign operations of Baht 10 million, offset by an unrealized gain of Baht 3 million from a decrease in shareholding in an associate.

With lower net borrowings and shareholders' equity for the year ended December 31, 2009, the ratio of net borrowings to equity at the end of 2009 was 0.56 times, down from 0.58 times at the end of 2008.

Cash flow

The Company's net cash inflow from operating activities for 2009 was Baht 2,080 million, up by Baht 323 million or 18.4% from 2008. Net cash outflow from investing activities was Baht 1,014 million, mainly due to payments of Baht 1,106 million for the satellite equipment and the expansion of telephone network. The Company had net cash outflows from financing activities of Baht 1,441 million mainly due to long-term loan repayments of Baht 8,498 million including the loan repayments for the Thaicom 4 and Thaicom 5 projects and the expansion of telephone network in Cambodia, and the loan repayments made by DTV, offset by the proceeds from the issue of Baht 7,000 million debentures.

The Company had ending cash of Baht 798 million on December 31, 2009.